Commission File No.1-8346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,D.C.20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Annual Report for the fiscal year ended March 31,2002

TDK Corporation
(Translation of registrant's name into English)

13-1,Nihanbahi 1-chome,Chuo-ku,Tokyo 103,Japan
(Address of principal executive offices)

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duty authorized.

TDK Corporation
(Registrant)

July 11,2002

BY: S. Iwasaki

Satoshi Iwasaki
Manager
General Affairs Dept.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duty authorized.

TDK Corporation
(Registrant)

July 11,2002

BY:/S/Satoshi Iwasaki
Satoshi Iwasaki
Manager
General Affairs Dept.

TDK

e-material solution provider

Annual Report 2002

April 2001-March 2002 TDK Corporation



Creativity with Initiative



ABOUT TDK



TDK was established in 1935 as the world's first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has conducted research and development programs in ferrite and a variety of other electronic materials and components. This drive was based on the company's founding spirit of "contribute to culture and industry through creativity."

Today, we continue to deliver innovative products that are tuned precisely to our customers' needs. In doing so, we leverage a combination of know-how and process technology refined over years of specialization in electronic materials.

"e-material solution provider" is the key phrase that symbolizes the TDK of today.

Cautionary Statements with Respect to Forward-Looking Statements

Estimates for TDK's future operating results contained in this annual report are based on information currently available to TDK and its group members and are subject to risks and uncertainties. Consequently, these projections should not be relied upon as the sole basis for evaluating TDK. Actual results may differ substantially from the projections depending on a number of factors.

The electronics markets in which TDK operates are highly susceptible to rapid changes. Furthermore, TDK operates not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

CONTENTS

page

2 FINANCIAL HIGHLIGHTS

3 TO OUR STAKEHOLDERS

In this year's message, President and CEO Hajime Sawabe explains the results for fiscal 2002 and TDK's plans and strategies.

8 EXCITING 108 PROGRESS REPORT

An outline of Exciting 108, TDK's medium-term management plan, including results to date and numerical targets.

9 ENVIRONMENTAL ACTIVITIES

An outline of TDK's environmental protection plan and actions.

10 TDK AT A GLANCE

A year-on-year comparison of segment sales and an introduction to main products.

11 REVIEW OF OPERATIONS

An explanation of segment results and product overviews for fiscal 2002.

18 DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

19 FINANCIAL REVIEW

29 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES



FINANCIAL HIGHLIGHTS

Years ended March 31	Yen in millions except per share amounts 2002	2001	U.S. Dollars in thousands except per share amounts 2002	Change (%)
OPERATING RESULTS				
Net sales	**¥575,029**	¥689,911	**$4,323,526**	(16.7)
Electronic materials	**161,846**	212,133	**1,216,887**	(23.7)
Electronic devices	**105,937**	145,216	**796,519**	(27.0)
Recording devices	**147,004**	169,140	**1,105,293**	(13.1)
Semiconductors and others	**18,164**	25,706	**136,571**	(29.3)
Electronic materials and components	**432,951**	552,195	**3,255,270**	(21.6)
Recording media & systems	**142,078**	137,716	**1,068,256**	3.2
(Overseas sales)	**410,117**	467,821	**3,083,586**	(12.3)
Net income (loss)	**(25,771)**	43,983	**(193,767)**	–
Net income (loss) per share (basic and diluted)	**(193.91)**	330.54	**(1.46)**	
Cash dividends per share	**60.00**	60.00	**0.45**	
FINANCIAL POSITION				
Total assets	**¥749,910**	¥820,177	**$5,638,421**	(8.6)
Stockholders' equity	**583,927**	637,749	**4,390,428**	(8.4)
Long-term debt, excluding current installments	**459**	1,004	**3,451**	(54.3)
PERFORMANCE INDICATORS				
Overseas production/net sales	**53.4**	56.5		
Gross profit margin	**19.2**	28.1		
Operating profit ratio	**(7.6)**	8.2		
Return on equity	**(4.2)**	7.3		
Price-earnings ratio	**–**	25.0		

Notes: 1. Yen amounts have been translated into U.S. dollars, for convenience only, at the rate of ¥133=US$1.
2. Operating profit ratio is based on net sales and operating profit defined as net sales less cost of sales, selling, general and administrative expenses (excluding the amortization of certain identifiable intangibles in 2001), and restructuring costs.

NET SALES
(Yen in Billions)


700
600
500
400
300
200
100
697
676
674
690
575
98
99
00
01
02

OPERATING PROFIT RATIO
(Percent)


18
9
-9
14.1
11.3
11.1
8.2
(7.6)
98
99
00
01
02

RETURN ON EQUITY
(Percent)


12
6
-6
11.6
8.7
9.2
7.3
(4.2)
98
99
00
01
02

TO OUR STAKEHOLDERS



Hajime Sawabe President and CEO

TOP AND BOTTOM LINES DROP

In fiscal 2002, ended March 31, 2002, consolidated net sales decreased 16.7 percent to ¥575,029 million. And fiscal 2001's net income of ¥43,983 million was followed by a net loss of ¥25,771 million.

Lower sales can be linked to several factors. First was a large decline in both sales and earnings in the electronic materials and components segment. This was the result of a sudden drop-off in IT demand, particularly for mobile phones and PCs. It also reflected the protracted nature of inventory corrections by customers; overly optimistic forecasts for mobile phone and PC demand left them holding large quantities of stock. The U.S. economic slowdown in the second half of fiscal 2002 also took its toll.

The recording devices sector, which is part of the electronic materials and components segment, recorded a year-on-year decline in sales. But it was a year of two halves. In the first half, sales of mainstay HDD heads dropped, as TDK 30 gigabyte/disk heads lost market share, and HDD makers cut production to counter soft PC demand. We gained momentum in the second half, however. TDK regained market share on increasing sales of 40 gigabyte/disk heads, bringing a halt to sliding sales. Sales of HDD heads have also fallen due to continuous and fundamental factors, including a reduction in the number of heads used per HDD, stemming from a rapid rise in areal recording density.

Sales increased slightly in the recording media & systems segment. The sales of audiotapes and videotapes further declined as demand shifted to optical discs. However, CD-Rs, which account for the majority of our optical disc sales, posted sales growth, with higher volumes outweighing falling sales prices. Recording equipment sales, which started in Europe during fiscal 2002, also contributed to the increase in segment sales. Sales of these products started in the U.S. in the autumn of fiscal 2001. At the start of the fiscal year, we had expected the recording media & systems segment to move into the black. Unfortunately, the segment remained in the red as we could not overcome the downward pressure on earnings of falling CD-R prices and other factors.

The deterioration in our operating results is due in part to a host of external factors, including the U.S. economic downturn, the post-IT bubble correction, and stiff competition from China and Taiwan. But internal issues hampered us, too. In particular, we were slow to identify and react to market shifts. Recognizing this, I set into motion a series of countermeasures. To quickly lower our break-even point in the future, we reduced both fixed and variable expenses and raised efficiency by integrating domestic and overseas production subsidiaries. As we pursued what were essentially restructuring measures, we didn't lose sight of the necessity to meet market needs. We realigned our organization to make it run faster and we undertook a thorough review of how we develop new products. We took restructuring charges of ¥25,872 million to implement all of the above restructuring measures during the year under review.

BASIC POLICY FOR FISCAL 2003

While economic indicators point to an upturn in the U.S., the recovery is expected to be tenuous and gradual. We are seeing orders start to slowly pick up both in Japan and overseas. That said, there don't appear to be any products to stimulate new demand and sustain a full-scale recovery in electronic components and semiconductors. The speed and intensity of competition in today's networked society, the growing presence of China, the presence of EMS, the implications for the industry of ICs, and a supply glut are adding to the difficulties faced in the electronic components industry. The area of greatest uncertainty surrounds the direction of prices and foreign exchange rates.

I feel that fiscal 2003 marks a critical juncture for TDK. We must lower our break-even point as far as we can to restore profitability. And we must move faster to develop products that can hold their own against our competitors. Moreover, we must wisely invest the money that is entrusted to us by shareholders. I am determined to carry out these imperatives in tandem and with the utmost speed.

There are two overriding goals. First, create a structure that remains profitable even when sales are not growing. Second, swiftly shift resources from unprofitable, low-growth fields to more-profitable, high-growth fields through a process of selection and concentration.

IMPROVING OUR EARNINGS STRUCTURE

◦ Reducing Fixed and Variable Expenses, and Improving ROA

In the year to March 2002, we reduced the workforce by 3,257 in Japan and 4,511 overseas to lower our break-even point. We expect this move to save us some ¥23.0 billion in labor costs on a consolidated basis in fiscal 2003. We also hope to pare fixed expenses by ¥14.5 billion this year. And to raise our ROA, we have integrated 4 plants in Japan and 3 plants overseas. As I mentioned before, we have responded to markets by speeding up product development under a new organizational structure. In addition, we have taken steps to improve variable expenses by reviewing terms of supply and requesting discounts from purchased materials vendors.

◦ Selection and Concentration—Clarifying Withdrawal Rules

I expect sales prices of our products to continue to drift downward in fiscal 2003, given the excess supply capacity of electronic components and the ongoing actions by customers to cut costs. We must make up for these declines to maintain sales and generate earnings. That calls for shortening development lead-times, using development expenses more efficiently and expanding sales of new products. It also calls for greater selection and concentration of business units and products.

In fiscal 2003, we will advance structural reforms through this selection and concentration, something we haven't made much progress with heretofore. Key to this process will be how we deal with critical business units, which we have defined as units that have produced negative TDK Value Added (TVA) for the past two years. We will conduct thorough, multidimensional reviews of their business plans using Net Present Value (NPV). Based on this analysis, we will withdraw from critical business units that we don't expect to return to positive NPV within three years. Where we expect a turnaround within three years to positive NPV, we will conduct semi-annual reviews.

◦ Improving Cash Flows

TDK has been using various performance indicators such as TVA, but these have not been enough to sufficiently improve our ROA. Moving forward, we will work to improve cash flows by setting clearer goals that can be easily understood, even by workers on the factory floor.

EXECUTING A GROWTH STRATEGY

To deliver value to employees, shareholders and other stakeholders, we must continue to grow in both quantitative and qualitative terms. We must grow sales by reshaping our product mix; increasing the proportion of distinctive, competitive products. The way forward, I believe, still lies in our "e-material solution provider" concept. We must continue to draw on our core strengths to offer unrivaled products imbued with TDK value (the fragrance of TDK) that can meet market and customer needs as they emerge. We have pinpointed certain areas we will focus our energies on.

○ Bolster Capabilities in High Functional Materials and Ultra-Fine Process Technologies

TDK was the first company in the world to commercialize ferrite. We leveraged our technology for producing magnetic materials to add ceramic dielectric materials to our lineup. Indeed, our greatest strengths lie in materials technology, particularly magnetic and dielectric ceramic materials. We also pride ourselves on our high level of process technology. TDK is extremely skilled in forming layers, controlling powdered materials, sintering, coating and developing micro-process technologies used in the manufacture of electronic components, recording tapes and magnetic recording heads. The best way to cope with present market conditions is to turn to our cornerstones of strength in materials and process technologies. Our focus moving forward will be on high functional materials and ultra-fine process technologies. In respect of process technologies, TDK will take the following measures: make existing materials finer, improve micro-processes at the nano-scale level, and improve film-forming technologies. This is to address increasing circuit density driven by progress in making finished products smaller and more lightweight.

○ Strengthen Product Planning

Ultimately, the mission of a company is to develop and offer products that match customer needs. This requires plotting product strategy on a matrix comprised of three dimensions—product specifications, market needs and time. Improving how we plan products in this way will facilitate optimal resource allocation that better targets products and businesses.

○ Improve Simulation Technologies and Build a Central Database

As I mentioned earlier, it is imperative that we shorten the development lead-time. One way this can be achieved is by improving how we use simulation and evaluation technologies. This will enable us to reduce time spent producing and trying out prototypes, making the development process considerably more efficient. Properly managing the wealth of technological knowledge that each division acquires, through the development of functional blocks and other technologies, is another way to speed up R&D. Such an important intangible asset should be managed at the corporate level. To this end, we intend to build a central database. A database of this type will facilitate the sharing of knowledge among those connected with product development, across divisional boundaries. It should also stimulate the use of our technology throughout the TDK Group.

○ Improving Semiconductor and Circuit Technologies

One consideration is paramount when planning products and using TDK's core technologies to bring plans to reality: taking the perspective of our customers, the manufacturers of finished products.

Put another way, we must constantly ask ourselves, "What functions do their products require?" The next step is looking at ICs and anticipating circuit designs, which form the basis for functional blocks.

It is crucial that we produce functional blocks that address customers' problems and are easy to use. This requires a flexible approach. In some situations, modules will be the answer. In other situations, a multilayer chip capacitor will hold the solution. And there will be times when the best answer will be a one-of-a-kind combination of inductors, power supplies and other components. In short, TDK must use its products and technologies to create best-fit functional blocks for customers' products, while taking into consideration quality, delivery timeframes, cost and other relevant issues.

Developing customized functional blocks requires sophisticated semiconductor and circuit technologies. TDK is determined to improve its skills in both these areas. Four themes are important:

1. Becoming fully versed in technical trends in ICs,
2. Anticipating circuit designs that stay in step with technological progress,
3. Developing functional blocks for those circuits, and
4. Selecting and developing the best materials, components and processes for creating functional blocks.

We must persevere in the face of the present difficult operating environment in which a full-scale market recovery is still some time away. But medium- to long-term prospects are brighter. I feel optimistic about the future with a broadband-centric network society—the second stage of the IT revolution—just around the corner. We hope to benefit from the flourishing demand for home appliances and other products that connect with this network.

We will continue to ready ourselves for this by pushing through further reforms to our earnings structure in fiscal 2003 that we set into motion last year. We will also steadily unfold a growth strategy over the medium term to improve profitability. As we do so, I ask for your continued support and encouragement.

Hajime Sawabe
President and CEO
June 2002

Exciting 108 Medium-Term Management Plan

The ultimate goal of Exciting 108, which was launched in April 2000 and runs through March 2004, is to maximize TDK's value by firmly establishing an identity as an "Exciting Company." Exciting 108 challenges TDK to reach several numerical targets. The following shows how fiscal 2002 results stacked up.

Profitability and Asset Utilization

The electronic materials and components segment saw its profitability worsen due to a sharp drop-off in demand, particularly from the mobile phone and IT fields. To restore its earnings ability, TDK took one-off restructuring charges for structural reforms. However, strong demand for 40 gigabyte/disk HDD heads in the second half in the recording devices sector helped to put earnings on a recovery track. TDK also expects its structural reforms to contribute to an earnings recovery from fiscal 2003 onward.

Although fiscal 2002 results were worse than those in fiscal 2001, TDK is determined to improve profitability and asset turnover through greater selection and concentration of resources as it strives to attain its Exciting 108 goals.

	Fiscal 2001 (Actual)	Fiscal 2002 (Actual)	Fiscal 2004 (Target)
Operating profit ratio	8.2%	–7.6%	13.0%
ROE	7.3%	–4.2%	12.0%
TVA	–1.4%	–11.8%	3.0%
Asset turnover	0.9	0.7	1.0 or higher

Notes: 1. TVA is obtained by establishing a cost of capital based on the implicit return that shareholders expect. This figure is then used to evaluate returns on invested capital, which are calculated using earnings after taxes but without deducting interest expenses. The TVA target assumes a cost of capital of 8%.

2. Operating profit ratio is based on net sales and operating profit defined as net sales less cost of sales, selling, general and administrative expenses (excluding the amortization of certain identifiable intangibles in 2001), and resturcturing costs.

Share of Sales and Growth Rates for Strategic Fields

TDK recorded negative growth in both Communications and Recording as demand slumped. The Communications field was particularly hard hit by falling demand for mobile phone components. With TDK regaining market share in HDD heads in the second half of fiscal 2002, the fall in sales in the Recording field wasn't nearly as large as in Communications.

	Fiscal 2001 (Actual)		Fiscal 2002 (Actual)		Fiscal 2004 (Target)	
	Share of TDK sales	YoY growth rate	Share of TDK sales	YoY growth rate	Share of TDK sales	Average annual growth rate
Communications	14%	30%	9%	–50%	20%	25%
Recording	41%	–7%	43%	–11%	45%	10%

Capital Expenditures

TDK held down total capital expenditures in fiscal 2002 in reaction to falling demand. The largest portion of capital expenditures went to rationalization measures.

(Yen in Millions)

	Fiscal 2001 (Actual)		Fiscal 2002 (Actual)		Fiscal 2004 (Target)
	Year	Cum.	Year	Cum.	Cum.
Capital expenditures	99,452	99,452	58,777	158,229	350,000

ENVIRONMENTAL ACTIVITIES

Determined to play its part in preserving resources for future generations, TDK positioned environmental protection as a major theme in its Exciting 108 medium-term management plan. Establishing environmental management systems is one aspect of the company's ongoing efforts to help create a society oriented to recycling.

1. Zero Emission Program

Utilizing natural resources effectively is one of the fundamental requirements for creating a recycling-oriented society. By improving production efficiency, such as through "closed processes" that generate no waste, TDK is working toward the goal of no emissions. Integral to this initiative is the reuse and recycling of waste that inevitably results from some manufacturing processes.

In August 2001, TDK Recording Media Europe S.A. became the first TDK group company to accomplish the zero emission goal. Presently, 10 TDK business locations are recycling more than 90 percent of their waste, and, as of March 2002, the TDK group as a whole had a recycling rate of approximately 78 percent. Intent on ultimately having all sites, both in Japan and overseas, reach zero emission status, TDK is advocating the 3Rs—reduce, reuse and recycle.

2. Energy Conservation

TDK has set the voluntary goal of reducing CO_2 emissions per unit volume of production by at least 25 percent by 2010, compared to 1990 levels. To use energy more efficiently, TDK is taking a number of specific measures. These include introducing a natural gas co-generation system, improving manufacturing processes and developing energy-efficient furnaces.

3. Reducing the Use of Harmful Substances and Developing Environmentally Friendly Products

Assessing the potential environmental impact at the design stage is a central element of TDK's efforts to make environmentally conscious products. TDK has pursued the development of electronic components that use no lead or are compatible with lead-free solder, and in April 2002 successfully developed technology to facilitate the mass production of electronic components compatible with lead-free solder. During fiscal 2002, TDK had the opportunity to explain its approach to lead-free soldering to a research team from the U.K.'s Department of Trade and Industry, who were visiting Japan to learn about lead-free solder from companies at the forefront of progress in this area.

4. Green Purchasing

When purchasing materials and components, TDK takes into consideration such factors as the environmental practices of suppliers and the amount of harmful substances contained in products. Furthermore, TDK has issued a Green Purchasing Guide (Office Edition) for office supplies, and, as far as possible, gives preference to eco-friendly products.

5. Environmental Accounting and Disclosure

In March 2002, TDK completed the introduction of an environmental accounting system at all group companies. This provides an effective means of clarifying the relationship between costs to protect the environment and corresponding reductions in TDK's environmental impact.

TDK plans to disclose company-wide figures in its environmental report. In addition to this report, TDK uses its website, advertising and other means to disseminate information to the public about its environmental activities.

[Toward a Recycling-Oriented Society at TDK]


Environmentally conscious product design
(Environmental assessment)
Needs for eco-friendly products
Resources and materials
Green purchasing
Production activities
Zero emission program
Environmental accounting
Energy conservation
Education
Reduction of harmful substances
Offer environmentally conscious products
Product use
Easily disassembled
Energy efficient
Longer lasting parts
Efficient use of packaging materials
Reuse
Recycle
Waste
Longer life cycle
Contain lower levels of harmful substances
Easier to recycle

TDK AT A GLANCE

SALES

Years ended March 31	Yen (Millions) 2002	Yen (Millions) 2001	U.S. Dollars (Thousands) 2002	Change (%)
Electronic materials and components	¥432,951	¥552,195	$3,255,270	(21.6)
Electronic materials	161,846	212,133	1,216,887	(23.7)
Electronic devices	105,937	145,216	796,519	(27.0)
Recording devices	147,004	169,140	1,105,293	(13.1)
Semiconductors and others	18,164	25,706	136,571	(29.3)
Recording media & systems	142,078	137,716	1,068,256	3.2
Total	¥575,029	¥689,911	$4,323,526	(16.7)

ELECTRONIC MATERIALS AND COMPONENTS

ELECTRONIC MATERIALS



MAIN PRODUCTS

Multilayer chip capacitors, ferrite cores for coils and transformers, deflection yoke cores for TVs and computer monitors, ferrite and rare-earth metal magnets


2001
30.7%
2002
28.1%

ELECTRONIC DEVICES



MAIN PRODUCTS

Coils, EMC (noise-reduction) ferrite components, transformers, high-frequency components, NTC thermistors, chip varistors, DC-DC converters, DC-AC inverters, switching power supplies


2001
21.1%
2002
18.4%

RECORDING DEVICES



MAIN PRODUCTS

MR and GMR heads for hard disk drives, heads for high-capacity floppy disk drives, thermal printer heads


2001
24.5%
2002
25.6%

SEMICONDUCTORS AND OTHERS


TDK
TDK
TDK

MAIN PRODUCTS

ICs for modems and LAN/WAN applications, factory automation equipment, anechoic chambers


2001
3.7%
2002
3.2%

RECORDING MEDIA & SYSTEMS



MAIN PRODUCTS

Audiotapes, videotapes, CD-R discs, MiniDiscs (MD), tape-based data storage media for computers, PC cards


2001
20.0%
2002
24.7%

REVIEW OF OPERATIONS

e-material solution provider

Consolidated net sales in fiscal 2002, ended March 31, 2002, decreased 16.7 percent year on year to ¥575,029 million. Sales in the electronic materials and components segment dropped sharply due to the continuation of soft demand for components, prolonged mainly by substantial customer inventory reductions. More generally, this reflected the sudden slowdown in demand during the year, following explosive growth in mobile phone sales and robust IT demand in the previous year. The recording media & systems segment saw sales increase, albeit slightly. Increased demand for optical discs and sales of recording equipment, which started in the autumn of the year ended March 31, 2001, outweighed falling demand for audiotapes and videotapes.

Electronic Materials and Components Segment

Sales in this segment were ¥432,951 million, down 21.6 percent from the previous year. Overall, the segment was affected by inventory corrections at TDK's customers in a broad range of categories. These corrections were prompted by two main factors: the slowdown in the U.S. economy from the fourth quarter of the previous fiscal year, and a global downturn in IT investment. Prolonging the correction period has been a huge surplus of inventories across a broad spectrum of electronic components. An overly optimistic outlook for worldwide demand for mobile phones and PCs, which has driven advances in digital networking technologies, was to blame for this situation.

Electronic Materials



Ferrite cores



Ferrite magnets



Multilayer chip capacitors



Rare-earth magnets

[Product Overview] Multilayer chip capacitors are produced by alternately stacking extremely thin layers of internal electrodes (palladium or nickel) and dielectric material (titanic acid, barium or titanium oxide). These capacitors are used mainly to store electrical energy and suppress voltage fluctuations, as well as to eliminate electromagnetic interference, or "noise."

Ferrite is a ceramic material consisting of a crystalline structure of ferric oxide and a metallic oxide such as nickel or zinc. Ferrite is used in two main applications. One is cores for transformers and coils to help raise efficiency and performance. Ferrite is also used in motor magnets for office equipment, audio and visual equipment, and automobiles. TDK also manufactures rare-earth magnets. Compared to ferrite magnets, these magnets are able to store a much larger amount of energy relative to their size. As such, they are instrumental to the production of smaller and lighter motors for HDDs and other products.

[Results] Sector sales decreased 23.7 percent to ¥161,846 million.

In ***capacitors***, multilayer chip capacitors, which account for the majority of sector sales, saw sales drop markedly due to falling demand for use in PCs and peripherals and mobile phones; this area posted a significant rise in sales in the previous fiscal year. Cushioning the fall somewhat was a slight rise in demand for multilayer chip capacitors for automotive applications, fueled by the increasing use of electronic systems in automobiles. But sales for this application still constitute a small proportion of overall sales of this product.

In ***ferrite cores and magnets***, ferrite cores for use in data-communications devices such as ADSL (Asymmetric Digital Subscriber Lines) devices, which saw strong demand in the previous fiscal year, recorded a sharp drop in sales. The main factor for this downturn was a drop-off in IT investment-related demand. Deflection yoke cores and flyback transformer cores, both key components in TVs and computer monitors, saw sales fall, as competition intensified. Magnet sales decreased overall, too. Lower demand for use in motors for PCs and peripherals and AV products was the main reason. During the year, sales of ferrite magnets for automotive applications were largely the same as the previous year thanks to their increasing use in automobiles and favorable exchange rates.

Electronic Devices


Coils (inductors)


Chip varistors


High-frequency components


DC-DC converters


Chip beads

[Product Overview] This sector can be broken down into three broad categories: inductive devices, high-frequency components, and power supplies and other products. Inductive devices are coils that are made by physically winding wires around a core or using printing or thin film formation processes to form a coiled pattern, and are used to maintain a stable electrical current. Other categories of inductive devices are EMC components, such as noise filters, which combine coils (inductors) and capacitors to protect circuitry from interference; and transformers used to step up and down AC voltage.

In high-frequency components, TDK produces isolators that use ferrite to control signal movements, and VCOs (voltage-controlled oscillators) that produce frequencies required for signal transmission and reception in mobile phones. This category also consists of diplexers that split and combine signals of differing frequencies in mobile phones.

In power supplies, TDK offers switching power supplies that convert alternating current into direct current, DC-AC inverters that convert direct current into alternating current, and DC-DC converters that alter DC voltages.

[Results] Sector sales decreased 27.0 percent to ¥105,937 million year on year.

Inductive devices, the largest product category in this sector, recorded lower sales, despite a slight increase in demand for use in automotive applications. This result chiefly reflected falling demand in the key markets for audio and visual products, PCs and peripherals, and communications.

High-frequency components recorded a relatively large decrease in sales, compared with other products. Hurting sales was the marked slowdown in demand for mobile phones, which account for a high proportion of sales of these components.

In ***other products***, sales were largely flat year on year. Falling sales of chip NTC thermistors and other products, which reflected lower mobile phone demand, were offset by strong demand for DC-DC converters for video game systems.

Recording Devices



GMR heads

[Product Overview] The main products in this sector are magnetic recording heads used in HDDs. Magnetic recording heads read signals stored on disks using magneto-resistive elements. A magneto-resistive element is a material whose electrical resistance varies according to the magnetic field. At present, GMR (giant magneto-resistive) heads are the mainstream in the HDD head market. These heads boast an extremely high magneto-resistive effect, greater than that of MR heads. Products in this sector also include heads for FDDs and thermal printer heads.

[Results] Sector sales were ¥147,004 million, 13.1 percent down on the previous fiscal year. In the first half of the year, HDD head sales fell on account of two main factors. One was TDK's delay, relative to competitors, in supplying mainstream 30 gigabyte/disk HDD heads. This resulted in TDK losing market share. The other factor was the scaling back of HDD production by TDK's customers, which was prompted by lackluster PC demand. In the second half, sales rose dramatically relative to the first half, enabling TDK to limit the extent of sales declines for the year as a whole. The second-half turnaround was attributable to TDK regaining some lost market share by gradually increasing shipments of its well-received 40 gigabyte/disk HDD heads. In other heads, a market slowdown and other factors led to a fall in sales.

During fiscal 2002, HDD demand edged down, while HDD head demand fell by more than 10 percent. This is a direct reflection of a rapid increase in the areal recording density of HDD heads, which has resulted in fewer HDD heads on average being used per HDD. While stronger demand for HDDs is expected for use in products other than PCs and servers, the downward trend in the number of heads per HDD is likely to continue for the time being. Under these circumstances, TDK aims to capture greater market share by quickly delivering reliable products to meet customers' needs.

Semiconductors and Others



ICs for LANs



Anechoic chamber

[Product Overview] Sales in this sector are derived primarily from ICs used in modems and LANs, factory automation equipment and anechoic chambers. U.S.-based TDK Semiconductor Corp. designs ICs for cable TV set-top box modems, LAN devices and other ICs used for communications. Factory automation equipment mostly represents systems that accurately place electronic components on circuit boards at an extremely high rate of speed. Anechoic chambers are spaces designed to prevent reflections of electromagnetic radiation and are mainly used to evaluate and test for EMC.

[Results] Sector sales decreased 29.3 percent to ¥18,164 million. This reflected a marked decrease in sales of semiconductors for WAN/LAN and set-top box modems due to the continuing downturn in the semiconductor market. In the previous fiscal year, communications infrastructure equipment and PCs drove demand for semiconductors. Limiting the extent of the overall fall in sector sales were higher sales of anechoic chambers and measurement systems. These product lines benefited from the increasing digitalization of products and the use of higher frequencies.

Recording Media & Systems Segment



CD-Rs


DVD-RW
TDK
VIDEO
CPRM

DVD-RW


TDK

Tape-based data storage media for computers

[Product Overview] The main products in this segment are audiotapes, videotapes, optical discs and software. Optical discs are accounting for an increasing share of sales as the world moves into the digital era. TDK offers several types of optical discs: write-once CD-Rs and CD-RWs that can be recorded repeatedly. The optical discs category also includes DVD-R, DVD-RAM and DVD-RW discs. Although they have the same 12cm diameter as their CD-type counterparts, these discs can hold large volumes of data, making them ideal for storing moving images as well as for backing up computer data. Other product lines in this segment are recording equipment, including CD-R/RW drives and CD players that can playback MP3 files downloaded from the Internet, and tape-based data storage media for computers.

[Results] Segment sales edged up 3.2 percent to ¥142,078 million. This growth was attributable to higher sales of CD-Rs, which generate the bulk of TDK's optical media sales. In this product category, higher volumes more than offset falling year-on-year sales prices. Other reasons for segment growth were the yen's depreciation and higher recording equipment sales due to the start of sales in Europe, following launch in the U.S. in the autumn of fiscal 2001. Moreover, sales of tape-based data storage media for computers rose, spurred on by the launch of a new product line based on the LTO (Linear Tape-Open) standard, following verification of TDK's LTO products during the year. TDK intends to work on gaining verification for more new standards as a way of driving further growth in this storage media area. Hampering further growth in the segment was the long-term decline in audiotape and videotape sales due to the rising popularity of optical media and DVD software.

DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

Directors (☆Outside Director)


Hajime Sawabe
President and CEO


Hirokazu Nakanishi
Director


Jiro Iwasaki
Director


Shinji Yoko
Director


Takeshi Nomura
Director


Mitsuaki Konno
Director


Yasuhiro Hagihara☆
Director

Corporate Auditors (*Outside Auditor)


Takuma Otsuka
Corporate Auditor


Yutaka Mori
Corporate Auditor


Hiromi Kitagawa*
Corporate Auditor


Osamu Nakamoto*
Corporate Auditor

Corporate Officers


Hajime Sawabe
President


Joichiro Ezaki
Senior Vice President


Hirokazu Nakanishi
Senior Vice President


Jiro Iwasaki
Senior Vice President


Shinji Yoko
Senior Vice President


Kiyoshi Ito
Senior Vice President


Takeshi Nomura
Senior Vice President


Katsuhiro Fujino
Corporate Senior Officer


Takeshi Ohwada
Corporate Senior Officer


Mitsuaki Konno
Corporate Officer


Kunihiro Fukushima
Corporate Officer


Yukio Hirokawa
Corporate Officer


Takehiro Kamigama
Corporate Officer


Masatoshi Shikanai
Corporate Officer


Yukio Harada
Corporate Officer


Yoshitomo Suzuki
Corporate Officer


Michinori Katayama
Corporate Officer


Kenryo Namba
Corporate Officer

(As of June 27, 2002)

SEGMENT SALES

Consolidated net sales decreased 16.7 percent to ¥575.0 billion ($4,324 million) in fiscal 2002, the year ended March 31, 2002, despite an increase of sales in the recording media & systems segment. This result reflected sharply lower sales in the electronic materials and components segment. Sales were affected by inventory corrections at TDK's customers in a broad range of categories. These corrections were prompted by two main factors: the slowdown in the U.S. economy from the fourth quarter of fiscal 2001, and a global downturn in IT investment. Prolonging the correction period has been a huge surplus of inventories across a broad spectrum of electronic components. An overly optimistic outlook for worldwide demand for mobile phones and PCs was to blame for this situation.

In the electronic materials and components segment, net sales fell 21.6 percent to ¥433.0 billion ($3,255 million). The majority of the decrease reflected sharply lower sales of components for use in mobile phones and PCs. Sales were substantially lower for multilayer chip capacitors and high-frequency components used in mobile phones and other communications equipment on account of a dramatic drop-off in orders. Sales of ferrite cores and magnets also fell for use in data-communications devices, such as ADSL (Asymmetric Digital Subscriber Lines) devices, PCs and peripherals, and AV products. In HDD heads, sales dropped in the first half of the year, reflecting two factors: TDK lost market share in mainstream 30 gigabyte/disk HDD heads and demand dropped as customers reduced inventories. In the year's second half, however, TDK regained some lost market share on strong demand for its next-generation 40 gigabyte/disk HDD heads, which helped to limited the overall decrease in sector sales. Semiconductor and others recorded a sharp drop in sales due to a continuation of sluggish demand for communications infrastructure equipment and PCs, which drove demand for TDK's products in the previous fiscal year.

Recording media & systems sales increased 3.2 percent to ¥142.1 billion ($1,068 million). In addition to the yen's depreciation, this rise can be attributed to higher sales of recording equipment, which TDK started to sell in the second half of the previous fiscal year. Audiotape and videotape sales declined due to the increasingly widespread use of optical media. However, sales of CD-Rs, which account for a substantial proportion of TDK's optical media sales, rose as higher volumes outweighed price falls.

SALES BY REGION

Yen in millions (%)

Years ended March 31	2002		2001		2000	
Japan	**¥164,912**	**(28.7)**	222,090	(32.2)	231,939	(34.4)
Americas	**113,346**	**(19.7)**	131,219	(19.0)	108,245	(16.1)
Europe	**80,027**	**(13.9)**	101,018	(14.6)	90,564	(13.4)
Asia (excluding Japan) and Oceania	**214,505**	**(37.3)**	234,372	(34.0)	242,438	(35.9)
Middle East and Africa	**2,239**	**(0.4)**	1,212	(0.2)	1,278	(0.2)
Net sales	**¥575,029**	**(100.0)**	689,911	(100.0)	674,464	(100.0)

NET SALES
Yen in billions


700
350
164
171
149
130
142
505
526
552
98
99
00
01
02
Electronic materials and components
Recording media & systems

OVERSEAS SALES
Yen in billions


500
250
432
443
443
468
410
98
99
00
01
02

By region, sales in Japan decreased 25.7 percent to ¥164.9 billion ($1,240 million) and overseas sales fell 12.3 percent to ¥410.1 billion ($3,084 million). Overseas sales accounted for 71.3 percent of consolidated net sales.

In Japan, sales of multilayer chip capacitors and high-frequency components for mobile phones decreased amid generally lackluster demand. Sales of PC- and peripheral-related products, including recording devices, also dropped. Moreover, the recording media & systems segment posted lower sales due to falling demand and prices.

In Asia (excluding Japan) and Oceania, sales were hit hard by slumping demand for electronic materials and electronic devices, as well as lower sales of recording devices, which represent a high share of total sales.

In the Americas, sales dropped due to a dramatic fall in sales of semiconductors and electronic components for communications equipment and PCs, amid a market downturn. The extent of the decline, however, was limited by higher sales in the recording media & systems segment, which got a boost from recording equipment sales, and the beneficial effect of the yen's depreciation against the U.S. dollar.

In Europe, orders slumped for multilayer chip capacitors and high-frequency components for GSM-format mobile phones, resulting in sharply lower sales of electronic materials and electronic devices. This decrease outweighed higher sales in the recording media & systems segment and depreciation of the yen against the euro.

EFFECT OF FOREIGN EXCHANGE MOVEMENTS

In fiscal 2002, overseas sales accounted for 71.3 percent of consolidated net sales, up 3.5 percentage points. As a result, fluctuations in foreign exchange rates have a significant effect on TDK's consolidated sales and income. During fiscal 2002, the yen weakened against most other major currencies. The yen depreciated 13 percent in relation to the U.S. dollar and 10 percent in relation to the euro, based on TDK's average internal exchange rates. Overall, TDK estimates that exchange rate movements during fiscal 2002 had the net effect of increasing net sales by ¥40.8 billion in relation to the prior fiscal year.

TDK conducts a large share of business activities outside Japan as one way to offset the impact of exchange-rate fluctuations. Such activities include manufacturing and sales, as well as research, design and procurement. In-region production in fiscal 2002 represented 114.9 percent of sales in Asia (excluding Japan) and Oceania, 26.4 percent in the Americas, and 43.2 percent in Europe. Overseas production accounted for 53.4 percent of total sales in fiscal 2002, compared with 56.5 percent one year earlier, and for 74.9 percent of overseas sales, compared with 83.3 percent one year earlier. The fall in the percentage of overseas production in fiscal 2002 is mainly due to lower production in the U.S. and the switch in the recording media & systems segment to purchasing externally produced recording media.

TDK and its overseas subsidiaries hedge exposure to foreign exchange movements by entering into forward foreign exchange contracts and swaps for some foreign currency-denominated obligations. Refer to Note 14 of the notes to the consolidated financial statements for more information. Due to the global nature of operations, management realizes that currency movements continue to have the potential to exert a material influence on consolidated performance.

NET INCOME PER SHARE
Yen


500
250
-250
443
348
381
331
(194)
(194)
98
99
00
01
02
Basic
Diluted

DIVIDEND PER SHARE
Yen


70
35
60
60
65
60
60
98
99
00
01
02

EXPENSES AND NET INCOME (LOSS)

Yen in millions (%)

Years ended March 31	2002		2001		2000	
Net sales	**¥575,029**	**(100.0)**	689,911	(100.0)	674,464	(100.0)
Cost of sales	**464,620**	**(80.8)**	496,083	(71.9)	475,340	(70.5)
Selling, general and administrative expenses	**128,259**	**(22.3)**	141,899	(20.5)	124,517	(18.4)
Restructuring cost	**25,872**	**(4.5)**	–	–	–	–
Other revenues (other expenses)	**25**	**–**	12,587	(1.8)	(1,193)	(–0.2)
Income taxes and minority interests	**(17,926)**	**(–3.1)**	20,533	(3.0)	22,684	(3.4)
Net income (loss)	**¥ (25,771)**	**(–4.5)**	43,983	(6.4)	50,730	(7.5)

The cost of sales decreased 6.3 percent, but rose from 71.9 percent to 80.8 percent of net sales. This reflected both the deterioration in the capacity utilization rate due to lower sales caused by a sharp decrease in orders, and the strong downward pressure on prices. Gross profit declined 43.0 percent, as cost-cutting efforts and the beneficial effects of the yen's depreciation were outweighed by negative factors.

Selling, general and administrative expenses decreased ¥13.6 billion, but increased from 20.5 percent to 22.3 percent of net sales. This was primarily because the 6.3 percent fall in cost of sales was small relative to the large 16.7 percent drop in net sales. Research and development expenses represented 6.7 percent of net sales, compared with 5.4 percent in the previous year. In addition, TDK booked restructuring costs of ¥25.9 billion ($195 million) for business structural reforms, which increased the extent of the net loss.

Other revenues (other expenses) reflected the absence of a gain on contribution of investment securities to a pension trust of ¥12.5 billion recorded in fiscal 2001.

TDK posted a net loss of ¥25.8 billion ($194 million), resulting in a net loss per share of ¥193.91. The return on equity deteriorated from 7.3 percent to minus 4.2 percent. Cash dividends paid during the fiscal year totaled ¥60 ($0.45). This dividend is the sum of the June 2001 year-end dividend of ¥30 and the November 2001 interim dividend of ¥30. Shareholders of record on March 31, 2002 received a cash dividend of ¥20 per share at the end of June 2002.

RETURN ON EQUITY
%



12
6
–6
11.6
8.7
9.2
7.3
(4.2)
98
99
00
01
02

CAPITAL EXPENDITURES
Yen in billions



100
50
62
54
85
99
59
98
99
00
01
02

FISCAL 2001 VS. FISCAL 2000

Consolidated net sales increased 2.3 percent to ¥689.9 billion. Foreign exchange movements had the net effect of reducing net sales by ¥12.7 billion. Sales in Japan decreased 4.2 percent to ¥222.1 billion. Although orders increased for multilayer chip capacitors and high-frequency components for mobile phones, this failed to offset the decrease in sales of recording devices and in the recording media & systems segment. Overseas sales increased 5.7 percent to ¥467.8 billion. Sales in Asia (excluding Japan) and Oceania decreased on account of a drop in sales of recording devices, which outweighed an increase in sales of multilayer chip capacitors. In the Americas, sales were sharply higher because of strong sales of all TDK products. In Europe, sales were sharply lower when translated into yen, even though orders increased for electronic components for mobile phones and sales of electronic materials and electronic devices increased.

In the electronic materials and components segment, net sales rose 5.0 percent to ¥552.2 billion. Most of this increase was attributable to much higher sales of mobile phone components. Orders were strong for multilayer chip capacitors and high-frequency components. In HDD heads, TDK's misjudgment of the technological direction of the market and manufacturing process problems caused TDK to lose market share. Sales fell accordingly. Sales in the recording media & systems segment decreased 7.4 percent to ¥137.7 billion. Audiotape sales were down due to the increasingly widespread use of optical media. Sales of CD-Rs were lower due to a sharp drop in prices.

The cost of sales increased 4.4 percent to ¥496.1 billion. This reflected strong downward pressure on prices, as well as an increase in depreciation expenses due to the high volume of capital expenditures over several years. Higher research and development expenses resulted in a 14.0 percent increase in selling, general and administrative expenses to ¥141.9 billion.

CAPITAL EXPENDITURES

In fiscal 2002, capital expenditures on a cash basis were ¥58.8 billion ($442 million), compared with ¥99.5 billion in fiscal 2001. Due to the significant uncertainty about the future amid the prolonged worldwide recession, TDK emphasized cash flows and concentrated capital expenditures on strategically important business fields. Among major overseas projects were HDD head facility expansions and upgrades in China and the U.S., and the expansion of production facilities for electronic materials and components in China. In Japan, multilayer chip capacitors and other electronic materials and components production and research facilities, and production and research facilities for HDD heads were significant elements of capital outlays.

RESEARCH AND DEVELOPMENT
Yen in billions



40
20
26
26
27
37
39
98
99
00
01
02

NET CASH FLOWS
Yen in billions



120
60
-60
59
51
46
51
44
(26)
98
99
00
01
02
Net income (loss)
Depreciation

FINANCIAL POSITION

Yen in millions (%)

March 31	2002		2001		2000	
Short-term debt	¥ 1,655	(0.3)	5,120	(0.8)	1,417	(0.3)
Current installments of long-term debt	657	(0.1)	759	(0.1)	516	(0.1)
Trade notes payable	849	(0.1)	791	(0.1)	722	(0.1)
Long-term debt, excluding current installments	459	(0.1)	1,004	(0.2)	46	–
Stockholders' equity	583,927	(99.4)	637,749	(98.8)	571,013	(99.5)
Total capital	¥587,547	(100.0)	645,423	(100.0)	573,714	(100.0)

Total assets amounted to ¥749.9 billion ($5,638 million) as of March 31, 2002, a decrease of ¥70.3 billion. Among current assets, cash and cash equivalents declined ¥25.2 billion. Net trade receivables decreased ¥13.8 billion, and inventories were down ¥25.3 billion. In addition, prepaid pension cost of ¥41.3 billion was reversed in accordance with accounting standards and there was a ¥34.3 billion increase in long-term deferred income taxes.

Total liabilities decreased ¥17.6 billion. An ¥18.2 billion increase in retirement and severance benefits was offset by decreases of ¥12.1 billion in trade payables and ¥17.1 billion in income taxes. In addition, debt, accrued expenses and other items decreased.

Total stockholders' equity declined by a total of ¥53.8 billion. This reflected a decrease of ¥36.0 billion in retained earnings, mainly due to the net loss for fiscal 2002. Accumulated other comprehensive loss increased ¥19.1 billion due to an increase in minimum pension liability adjustments and a decrease in foreign currency translation adjustments.

Although there is currently no capital market debt outstanding, TDK maintains long-term corporate credit ratings of AA- and A1 from Standard & Poor's and Moody's, respectively. Standard & Poor's gives TDK their highest short-term credit rating, A-1+.

CASH FLOWS

Years ended March 31	2002	2001	2000
			Yen in millions
Net income (loss)	¥(25,771)	43,983	50,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities	67,275	23,614	43,178
Net cash provided by operating activities	41,504	67,597	93,908
Net cash used in investing activities	(57,903)	(92,538)	(98,777)
Net cash used in financing activities	(13,202)	(8,814)	(12,785)
Effect of exchange rate changes on cash and cash equivalents	4,445	10,153	(7,946)
Net change in cash and cash equivalents	¥(25,156)	(23,602)	(25,600)

Cash and cash equivalents decreased ¥25.2 billion to ¥125.8 billion. Operating activities provided cash of ¥41.5 billion, ¥26.1 billion less than a year earlier. The main reason for the decrease was the net loss of ¥25.8 billion, which partly resulted from the implementation of structural reforms.

Investing activities used net cash of ¥57.9 billion, a decrease of ¥34.6 billion year on year. The main factor was a decrease in capital expenditures of ¥40.7 billion.

Financing activities used net cash of ¥13.2 billion, ¥4.4 billion more than in the previous fiscal year. This mainly represented the repayment of ¥4.3 billion in short- and long-term debt at overseas subsidiaries. Cash dividends paid were ¥8.0 billion, the same level as in the previous fiscal year.

TDK estimates that operating cash flows and other internal resources will provide adequate liquidity in fiscal 2003.

MARKET RISK MANAGEMENT

Market Risk Exposure

The Company is subject to market risk associated with changes in stock prices, interest rates and foreign currency exchange rates. Foreign exchange risk is considered as the primary market risk exposure. The Company has a policy for the procedures and controls to manage market risk sensitive instruments. In order to hedge interest rate risk and foreign currency exchange rate risk, the Company uses derivative financial instruments. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange Risk

The Company's international operations, foreign exchange indebtedness and intercompany loans expose the Company to the risk of changes in foreign currency exchange rates. In order to limit this exposure, the Company enters into currency swaps and foreign exchange contracts. Management expects that gains and losses on derivative financial instruments should offset most of the corresponding gains and losses on long-term debt and intercompany loans being hedged, and does not expect net gains or losses on these instruments to have a material effect on the Company's financial results.

Stock Price Risk

The Company's exposure to market risk involving changes in stock prices relates to its equity securities categorized as available-for-sale securities. The Company holds these securities in order to maintain business relationships with investee companies for the Company's activities and has a policy and control procedures for these stock holdings. The aggregate cost and fair value of these equity securities were ¥4.4 billion ($33 million) and ¥5.0 billion ($37 million) as of March 31, 2002, and ¥3.9 billion and ¥3.3 billion as of March 31, 2001, respectively. As of March 31, 2002 and March 31, 2001, the industry in which the issuers operate was mainly communications equipment, and the cost and fair value of the equity securities were ¥3.7 billion ($28 million) and ¥3.9 billion ($29 million), and ¥3.4 billion and ¥3.0 billion, respectively.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to its debt securities and debt obligations. The Company has debt securities with fixed rates and long-term debt with both fixed rates and floating rates. Interest rate swap contracts are used by the Company to offset changes in the rates paid on long-term debt. The Company believes that the fair values of interest rate sensitive instruments as of March 31, 2002 and 2001, and potential, near-term losses affecting future earnings, fair values, and/or cash flows from reasonable near-term changes in interest rates are immaterial.

Forward-Looking Statements

This report contains forward-looking statements based on assumptions and beliefs of the Company and its subsidiaries in accordance with data currently available. Consequently, these projections should not be relied upon as the sole basis for evaluating the Company. Actual results may differ substantially from the projections due to a number of factors.

The electronics markets in which the Company operates are highly susceptible to rapid changes. Furthermore, the Company operates not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

SEGMENT INFORMATION

The following industry and geographic segment information is required by the Japanese Securities Exchange Law. Segment information is unaudited.

Industry Segment Information

	Yen (Millions)				U.S. Dollars (Thousands)		
Years ended March 31	2002		2001		2002		Change (%)
ELECTRONIC MATERIALS AND COMPONENTS							
Net sales							
Unaffiliated customers	¥432,951		552,195		$3,255,270		–21.6
Intersegment	–		–		–		
Total revenue	432,951	(100.0%)	552,195	(100.0%)	3,255,270	(100.0%)	–21.6
Operating expenses	469,297	(108.4%)	486,837	(88.2%)	3,528,549	(108.4%)	–3.6
Operating profit (loss)	¥ (36,346)	(–8.4%)	65,358	(11.8%)	$ (273,279)	(–8.4%)	–
Identifiable assets	513,218		572,087		3,858,782		
Depreciation and amortization	56,031		55,472		421,286		
Capital expenditures	55,046		91,509		413,880		
RECORDING MEDIA AND SYSTEMS							
Net sales							
Unaffiliated customers	¥142,078		137,716		$1,068,256		3.2
Intersegment	–		–		–		
Total revenue	142,078	(100.0%)	137,716	(100.0%)	1,068,256	(100.0%)	3.2
Operating expenses	149,454	(105.2%)	146,751	(106.6%)	1,123,714	(105.2%)	1.8
Operating profit (loss)	¥ (7,376)	(–5.2%)	(9,035)	(–6.6%)	$ (55,458)	(–5.2%)	18.4
Identifiable assets	109,055		114,182		819,962		
Depreciation and amortization	5,889		8,107		44,278		
Capital expenditures	3,731		7,943		28,052		
ELIMINATIONS AND CORPORATE							
Corporate assets	¥127,637		133,908		$ 959,677		
TOTAL							
Net sales							
Unaffiliated customers	¥575,029		689,911		$4,323,526		–16.7
Intersegment	–		–		–		
Total revenue	575,029	(100.0%)	689,911	(100.0%)	4,323,526	(100.0%)	–16.7
Operating expenses	618,751	(107.6%)	633,588	(91.8%)	4,652,263	(107.6%)	–2.3
Operating profit (loss)	¥ (43,722)	(–7.6%)	56,323	(8.2%)	$ (328,737)	(–7.6%)	–
Identifiable and corporate assets	749,910		820,177		5,638,421		
Depreciation and amortization	61,920		63,579		465,564		
Capital expenditures	58,777		99,452		441,932		

Notes: 1. Operating profit (loss) is defined as net sales less cost of sales, selling, general and administrative expenses (excluding the amortization of certain identifiable intangibles in 2001), and restructuring costs.

2. Depreciation and amortization in 2001 does not include the amortization of certain identifiable intangibles.

Geographic Segment Information

Years ended March 31	Yen (Millions) 2002	2001	U.S. Dollars (Thousands) 2002	Change (%)
JAPAN				
Net sales	¥328,322	459,685	$2,468,586	–28.6
Operating profit (loss)	(33,252)	39,504	(250,015)	–
Identifiable assets	341,815	389,195	2,570,038	–12.2
AMERICAS				
Net sales	105,804	136,342	795,519	–22.4
Operating profit (loss)	(12,712)	(1,394)	(95,579)	–
Identifiable assets	84,403	94,166	634,609	–10.4
EUROPE				
Net sales	79,329	100,258	596,459	–20.9
Operating profit (loss)	(3,184)	2,236	(23,940)	–
Identifiable assets	52,188	62,618	392,391	–16.7
ASIA AND OTHERS				
Net sales	268,492	299,015	2,018,737	–10.2
Operating profit	1,700	20,982	12,782	–91.9
Identifiable assets	194,057	197,502	1,459,075	–1.7
ELIMINATIONS AND CORPORATE				
Net sales	206,918	305,389	1,555,775	
Operating profit (loss)	(3,726)	5,005	(28,015)	
Identifiable assets	77,447	76,696	582,308	
TOTAL				
Net sales	¥575,029	689,911	$4,323,526	–16.7
Operating profit (loss)	(43,722)	56,323	(328,737)	–
Identifiable assets	749,910	820,177	5,638,421	–8.6

Overseas Sales							
Americas	¥113,346	(19.7%)	131,219	(19.0%)	$852,225	(19.7%)	–13.6
Europe	80,027	(13.9%)	101,018	(14.6%)	601,707	(13.9%)	–20.8
Asia and others	216,744	(37.7%)	235,584	(34.2%)	1,629,654	(37.7%)	–8.0
Overseas sales total	¥410,117	(71.3%)	467,821	(67.8%)	$3,083,586	(71.3%)	–12.3

Note: Operating profit (loss) is defined as net sales less cost of sales, selling, general and administrative expenses (excluding the amortization of certain identifiable intangibles in 2001), and restructuring costs.

TEN-YEARS FINANCIAL SUMMARY

years ended March 31

	Yen (Millions)				
	2002	2001	2000	1999	1998
Net sales	**¥575,029**	689,911	674,464	676,250	696,677
Electronic materials and components	**432,951**	552,195	525,807	505,187	532,543
Recording media and systems	**142,078**	137,716	148,657	171,063	164,134
(Overseas sales)	**410,117**	467,821	442,525	442,908	432,362
Cost of sales	**464,620**	496,083	475,340	473,760	469,872
Selling, general and administrative expenses	**128,259**	141,899	124,517	126,174	128,501
Income (loss) before income taxes	**(43,697)**	64,516	73,414	75,425	99,620
Income taxes	**(16,994)**	19,792	22,245	28,745	40,205
Net income (loss)	**(25,771)**	43,983	50,730	46,345	59,053
Per common share (yen):					
Net income (loss)/Basic	**(193.91)**	330.54	380.89	347.96	443.38
Net income (loss)/Diluted	**(193.91)**	330.54	380.89	347.96	443.38
Cash dividends	**60.00**	60.00	65.00	60.00	60.00
Working capital	**288,865**	306,771	310,842	331,750	315,858
Stockholders' equity	**583,927**	637,749	571,013	535,398	530,791
Total assets	**749,910**	820,177	775,992	743,512	733,104
Capital expenditures	**58,777**	99,452	84,780	54,330	61,768
Depreciation and amortization	**61,920**	67,973	53,846	50,960	45,663
Research and development	**38,630**	36,970	26,948	26,333	25,547
Number of employees	**32,249**	37,251	34,321	31,305	29,747

	Yen (Millions)				
	1997	1996	1995	1994	1993
Net sales	620,695	541,416	485,121	457,373	526,397
Electronic materials and components	469,559	409,614	352,388	319,627	358,673
Recording media and systems	151,136	131,802	132,733	137,746	167,724
(Overseas sales)	374,076	315,934	275,520	240,575	278,914
Cost of sales	426,341	377,369	342,133	329,970	360,990
Selling, general and administrative expenses	117,106	109,989	104,668	107,211	120,807
Income (loss) before income taxes	103,304	51,933	30,767	17,798	33,448
Income taxes	42,553	24,018	17,634	12,355	14,856
Net income (loss)	60,299	27,693	13,017	5,484	18,398
Per common share (yen):					
Net income (loss)/Basic	454.51	210.59	98.99	41.70	139.91
Net income (loss)/Diluted	452.99	208.64	98.46	41.70	138.85
Cash dividends	55.00	50.00	50.00	50.00	50.00
Working capital	278,637	210,337	200,801	191,701	202,163
Stockholders' equity	484,994	415,984	381,093	374,785	386,408
Total assets	667,227	644,854	583,466	562,905	594,964
Capital expenditures	49,948	46,150	37,457	36,894	47,109
Depreciation and amortization	42,362	42,558	41,696	42,250	41,843
Research and development	23,305	27,147	25,353	26,142	27,670
Number of employees	28,055	29,070	27,276	26,830	26,379

CONSOLIDATED STATEMENTS OF INCOME

TDK Corporation and Subsidiaries years ended March 31, 2002, 2001 and 2000

	Yen (Millions)			U.S. Dollars (Thousands) (Note 2)
	2002	2001	2000	**2002**
Revenues:				
Net sales	**¥575,029**	689,911	674,464	**$4,323,526**
Interest and dividend income	**2,033**	5,089	5,227	**15,286**
Gain on securities (net of loss) (Note 4)	–	13,450	1,452	–
Other income	**2,284**	2,437	3,027	**17,173**
Total revenues	**579,346**	710,887	684,170	**4,355,985**
Costs and expenses:				
Cost of sales	**464,620**	496,083	475,340	**3,493,384**
Selling, general and administrative expenses	**128,259**	141,899	124,517	**964,353**
Restructuring cost (Note 16)	**25,872**	–	–	**194,526**
Interest expense	**1,264**	490	568	**9,504**
Loss on securities (net of gain) (Note 4)	**207**	–	–	**1,556**
Other deductions	**2,821**	7,899	10,331	**21,211**
Total costs and expenses	**623,043**	646,371	610,756	**4,684,534**
Income (loss) before income taxes	**(43,697)**	64,516	73,414	**(328,549)**
Income taxes (Note 7)	**(16,994)**	19,792	22,245	**(127,774)**
Income (loss) before minority interests	**(26,703)**	44,724	51,169	**(200,775)**
Minority interests	**932**	(741)	(439)	**7,008**
Net income (loss)	**¥(25,771)**	43,983	50,730	**$ (193,767)**

	Yen (except number of common shares outstanding)			U.S. Dollars
Amounts per share:				
Basic and diluted net income (loss) per share	**¥(193.91)**	330.54	380.89	**$ (1.46)**
Weighted average and diluted common shares outstanding in thousands	**132,900**	133,064	133,190	
Cash dividends paid during the year (Note 9)	**¥ 60.00**	60.00	65.00	**$ 0.45**

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

TDK Corporation and Subsidiaries March 31, 2002 and 2001

	Yen (Millions)		U.S. Dollars (Thousands) (Note 2)
ASSETS	**2002**	2001	**2002**
Current assets:			
Cash and cash equivalents	**¥125,761**	150,917	**$ 945,572**
Trade receivables:			
Notes	**8,219**	11,799	**61,797**
Accounts	**138,378**	147,526	**1,040,436**
Allowance for doubtful receivables	**(3,770)**	(2,740)	**(28,346)**
Net trade receivables	**142,827**	156,585	**1,073,887**
Inventories (Note 5)	**91,149**	116,423	**685,331**
Income tax receivables (Note 7)	**8,289**	247	**62,323**
Prepaid expenses and other current assets (Note 7)	**31,180**	28,741	**234,436**
Total current assets	**399,206**	452,913	**3,001,549**
Investments and advances (Notes 4, 7 and 12)	**24,265**	21,143	**182,444**
Property, plant, and equipment, at cost:			
Land	**23,739**	21,705	**178,489**
Buildings	**183,450**	175,463	**1,379,323**
Machinery and equipment	**507,589**	499,331	**3,816,459**
Construction in progress	**13,301**	28,838	**100,007**
	728,079	725,337	**5,474,278**
Less accumulated depreciation	**462,489**	446,712	**3,477,361**
Net property, plant, and equipment	**265,590**	278,625	**1,996,917**
Goodwill (Note 17)	**11,500**	11,499	**86,466**
Intangible assets (Notes 8 and 17)	**7,265**	7,842	**54,624**
Prepaid pension cost (Note 8)	**–**	41,290	**–**
Deferred income taxes (Note 7)	**37,021**	2,690	**278,353**
Other assets	**5,063**	4,175	**38,068**
	¥749,910	820,177	**$5,638,421**

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Yen (Millions) 2002	2001	U.S. Dollars (Thousands) (Note 2) 2002
Current liabilities:			
Short-term debt (Note 6)	¥ 1,655	5,120	$ 12,444
Current installments of long-term debt (Note 6)	657	759	4,940
Trade payables:			
Notes	849	791	6,383
Accounts	51,760	63,882	389,173
Accrued salaries and wages	11,247	8,334	84,564
Other accrued expenses	12,510	26,248	94,060
Income taxes (Note 7)	2,546	19,638	19,143
Other current liabilities (Notes 7 and 16)	29,117	21,370	218,925
Total current liabilities	110,341	146,142	829,632
Long-term debt, excluding current installments (Note 6)	459	1,004	3,451
Retirement and severance benefits (Notes 7 and 8)	49,992	31,755	375,880
Deferred income taxes (Note 7)	598	93	4,496
Total liabilities	161,390	178,994	1,213,459
Minority interests	4,593	3,434	34,534
Stockholders' equity:			
Common stock			
Authorized 480,000,000 shares;			
Issued 133,189,659 shares in 2002 and 2001	32,641	32,641	245,421
Additional paid-in capital	63,051	63,051	474,068
Legal reserve (Note 9)	15,683	13,409	117,917
Retained earnings (Note 9)	520,143	556,165	3,910,849
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11)	(43,999)	(24,851)	(330,820)
Treasury stock at cost; 330,083 shares in 2002 and 170,462 shares in 2001 (Note 10)	(3,592)	(2,666)	(27,007)
Total stockholders' equity	583,927	637,749	4,390,428
Commitments and contingent liabilities (Note 13)			
	¥749,910	820,177	$5,638,421

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

TDK Corporation and Subsidiaries years ended March 31, 2002, 2001, and 2000

	Yen (Millions)			U.S. Dollars (Thousands) (Note 2)
	2002	2001	2000	**2002**
Common stock:				
Balance at beginning of period	**¥ 32,641**	32,641	32,641	**$ 245,421**
Balance at end of period	**32,641**	32,641	32,641	**245,421**
Additional paid-in capital:				
Balance at beginning of period	**63,051**	63,051	63,051	**474,068**
Balance at end of period	**63,051**	63,051	63,051	**474,068**
Legal reserve (Note 9):				
Balance at beginning of period	**13,409**	13,302	12,674	**100,819**
Transferred from retained earnings	**2,274**	107	628	**17,098**
Balance at end of period	**15,683**	13,409	13,302	**117,917**
Retained earnings (Note 9):				
Balance at beginning of period	**556,165**	520,276	478,832	**4,181,692**
Net income (loss)	**(25,771)**	43,983	50,730	**(193,767)**
Cash dividends	**(7,977)**	(7,987)	(8,658)	**(59,978)**
Transferred to legal reserve	**(2,274)**	(107)	(628)	**(17,098)**
Balance at end of period	**520,143**	556,165	520,276	**3,910,849**
Accumulated other comprehensive income (loss) (Notes 7, 8 and 11):				
Balance at beginning of period	**(24,851)**	(58,257)	(51,800)	**(186,850)**
Other comprehensive income (loss) for the period, net of tax	**(19,148)**	33,406	(6,457)	**(143,970)**
Balance at end of period	**(43,999)**	(24,851)	(58,257)	**(330,820)**
Treasury stock (Note 10):				
Balance at beginning of period	**(2,666)**	–	–	**(20,045)**
Acquisition of treasury stock	**(926)**	(2,666)	–	**(6,962)**
Balance at end of period	**(3,592)**	(2,666)	–	**(27,007)**
Total stockholders' equity	**¥583,927**	637,749	571,013	**$4,390,428**
Disclosure of comprehensive income (loss):				
Net income (loss) for the period	**¥ (25,771)**	43,983	50,730	**$ (193,767)**
Other comprehensive income (loss) for the period, net of tax (Note 11)	**(19,148)**	33,406	(6,457)	**(143,970)**
Total comprehensive income (loss) for the period	**¥ (44,919)**	77,389	44,273	**$ (337,737)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TDK Corporation and Subsidiaries years ended March 31, 2002, 2001 and 2000

	Yen (Millions)			U.S. Dollars (Thousands) (Note 2)
	2002	2001	2000	**2002**
Cash flows from operating activities:				
Net income (loss)	**¥(25,771)**	43,983	50,730	**$ (193,767)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	**61,920**	67,973	53,846	**465,564**
Loss on disposal of property and equipment	**6,436**	5,144	2,156	**48,391**
Deferred income taxes	**(13,797)**	(10,986)	(3,375)	**(103,737)**
Loss (gain) on securities	**207**	(13,450)	(1,452)	**1,556**
Contribution of cash and cash equivalents to pension trust	**–**	(15,315)	–	**–**
Changes in assets and liabilities:				
Decrease (increase) in trade receivables	**18,517**	22,365	(24,427)	**139,226**
Decrease (increase) in inventories	**28,776**	(23,607)	(9,408)	**216,361**
Increase (decrease) in trade payables	**(14,806)**	(18,969)	20,002	**(111,323)**
Increase (decrease) in income taxes	**(17,181)**	4,766	2,566	**(129,181)**
Other – net	**(2,797)**	5,693	3,270	**(21,030)**
Net cash provided by operating activities	**41,504**	67,597	93,908	**312,060**
Cash flows from investing activities:				
Capital expenditures	**(58,777)**	(99,452)	(84,780)	**(441,932)**
Proceeds from sale of investments	**323**	2,492	4,256	**2,429**
Payment for purchase of investments	**(3,116)**	(692)	(17,189)	**(23,429)**
Proceeds from maturities of marketable securities	**–**	3,761	–	**–**
Payment for purchase of marketable securities	**–**	–	(1,993)	**–**
Other – net	**3,667**	1,353	929	**27,571**
Net cash used in investing activities	**(57,903)**	(92,538)	(98,777)	**(435,361)**
Cash flows from financing activities:				
Proceeds from long-term debt	**46**	614	72	**346**
Repayment of long-term debt	**(777)**	(1,536)	(2,505)	**(5,842)**
Increase (decrease) in short-term debt	**(3,568)**	2,761	(1,694)	**(26,827)**
Payment to acquire treasury stock	**(926)**	(2,666)	–	**(6,962)**
Dividends paid	**(7,977)**	(7,987)	(8,658)	**(59,978)**
Net cash used in financing activities	**(13,202)**	(8,814)	(12,785)	**(99,263)**
Effect of exchange rate changes on cash and cash equivalents	**4,445**	10,153	(7,946)	**33,421**
Net decrease in cash and cash equivalents	**(25,156)**	(23,602)	(25,600)	**(189,143)**
Cash and cash equivalents at beginning of period	**150,917**	174,519	200,119	**1,134,715**
Cash and cash equivalents at end of period	**¥125,761**	150,917	174,519	**$ 945,572**

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Nature of Operations

TDK is a multinational manufacturer of ferrite products and a producer of inductor, ceramic and other components and recording media and systems. TDK, a Tokyo-based company founded in 1935 to commercialize ferrite, now manufactures and sells a broad range of products. TDK's two business segments are electronic materials and components, and recording media and systems, which accounted for 75% and 25% of net sales, respectively, for the year ended March 31, 2002. Main products which are manufactured and sold by the two business segments are as follows:

a) Electronic materials and components products:

Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, GMR heads, and Semiconductors

b) Recording media and systems products:

Audio tapes, Video tapes, CD-Rs, MDs, DVDs, and PC cards

TDK sells electronic materials and components products to electric and communication equipment manufacturers and audio equipment manufacturers, mainly in Asia and Japan, and recording media and systems products to distribution agents and audio equipment manufacturers, mainly in Japan, Europe, and North America.

(b) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein reflect certain adjustments, not recorded on the books of the Company and subsidiaries, to present the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. Such adjustments relate principally to accounting for issue costs for debt with stock purchase warrants and retirement and severance benefits.

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. The investments in affiliates in which the Company's ownership is 20% to 50% are accounted for by the equity method.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

(e) Marketable Securities

The Company classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(g) Depreciation

Depreciation of property, plant, and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Retirement and Severance Benefits

The Company accounts for and provides disclosures about its defined benefit pension and retirement plans in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and with Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits".

(j) Advertising Costs

Advertising costs are expensed as incurred.

(k) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS52"), "Foreign Currency Translation". Under SFAS 52, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are generally excluded from the statements of income and are accumulated in stockholders' equity as foreign currency translation adjustments.

(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles in the United States of America. Actual results could differ from those estimates.

(m) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(n) Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 requires the use of the purchase method of accounting for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible asssets that are required to be included in goodwill. Under SFAS 142 goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to no longer be indefinite.

The Company adopted early the provisions of SFAS 142 on April 1, 2001.

(o) Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended, and 138 are effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 and 138 as of April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, resulted in a decrease to other comprehensive income of approximately ¥90 million. This amount was reclassified from other comprehensive income to earnings during the year ended March 31, 2002. The company has not elected to apply hedge accounting subsequent to the adoption of SFAS 133 and 138, and changes in the fair value of derivatives are recognized in earnings in the period of the changes.

Prior to the adoption of SFAS 133 and 138, the company and certain of its subsidiaries used derivative financial instruments with off-balance-sheet risk, such as currency swaps, interest rate swaps, forward foreign exchange contracts and currency option contracts, to limit their exposure to fluctuations in foreign exchange rates and interest rates. Gains and losses on foreign exchange instruments that qualified for hedge accounting treatment were recognized in the same period in which gains or losses from the transaction being hedged were recognized. The differential to be paid or received on interest rate swap agreements was recognized over the life of the agreement as an adjustment to interest expense. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

(p) Net Income per Share

Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company.

(q) Revenue Recognition

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company adopted SAB 101 in the year ended March 31, 2001 and recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. Adoption of this guidance did not have a material effect on the Company's consolidated financial position and results of operations.

(r) New Accounting Standards Not Yet Adopted

In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.

In April 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-25 ("EITF 00-25"), "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services". EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor (typically a manufacturer or distributor) to a customer (typically a retailer or wholesaler) in connection with the sale to the customer of the vendor's products or promotion of sales of the vendor's products by the customer. EITF 00-14 and EITF 00-25 were subsequently codified in and superceded by Issue 01-9 ("EITF 01-9"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" on which the Emerging Issue Task Force reached a final consensus. The Company adopted EITF 01-9 on April 1, 2002. The adoption of EITF 01-9 did not have a material effect on the Company's consolidated financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Company is required to adopt the provisions of SFAS 143 on April 1, 2003. Currently, the effect on the Company's consolidated financial statements of adopting SFAS 143 has not been determined.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes both Statement of Financial Accounting Standards No.121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No.30 ("Opinion 30"), "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. The Company adopted the provision of SFAS 144 on April 1, 2002. The Company does not expect the adoption of SFAS 144 to have a material effect on the Company's consolidated financial position or results of operations.

(s) Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the presentation used for the year ended March 31, 2002.

2. Financial Statement Translation

The consolidated financial statements are expressed in yen in accordance with accounting principles generally accepted in the United States of America. Supplementally, however, the Japanese yen amounts as of and for the year ended March 31, 2002, have also been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥133=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 29, 2002. This translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at such rate.

3. Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Yen (Millions)			U.S. Dollars (Thousands)
	2002	2001	2000	**2002**
Net assets	**¥311,145**	317,844	276,998	**$2,339,436**
Net sales	**396,150**	449,764	422,327	**2,978,571**
Net income (loss)	**(20,519)**	(5,239)	41,332	**(154,278)**

4. Marketable Securities and Investments and Advances

Marketable securities and investments and advances consist of available-for-sale securities. Information with respect to such securities at March 31, 2002 and 2001, is as follows:

	2002				2001			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Yen (Millions):								
Investments and advances:								
Equity securities	¥ 4,389	596	–	4,985	3,903	35	(592)	3,346
Debt securities	3,274	24	–	3,298	2,851	32	–	2,883
	¥ 7,663	620	–	8,283	6,754	67	(592)	6,229
US Dollars (Thousands):								
Investments and advances:								
Equity securities	$33,000	4,481	–	37,481				
Debt securities	24,617	180	–	24,797				
	$57,617	4,661	–	62,278				

Debt securities classified as available-for-sale at March 31, 2002 mature in fiscal 2003 through 2005 (weighted average remaining term of 1.3 years).

The proceeds from sale and settlement of available-for-sale securities are ¥326 million ($2,451 thousand), ¥2,492 million and ¥4,044 million for the years ended March 31, 2002, 2001 and 2000, respectively. The gross realized gains on the sale of available-for-sale securities are ¥120 million ($902 thousand), ¥999 million and ¥1,623 million for the years ended March 31, 2002, 2001 and 2000, respectively. The gross realized losses on the sale and settlement of available-for-sale securities are ¥74 million and ¥47 million for the years ended March 31, 2001 and 2000, respectively. During 2001, the Company contributed equity securities of ¥34,573 million to a pension trust. The gross realized gains and losses on this contribution are ¥13,329 million and ¥811 million, respectively.

5. Inventories

Inventories at March 31, 2002 and 2001, are summarized as follows:

	Yen (Millions)		U.S. Dollars (Thousands)
	2002	2001	2002
Finished goods	¥38,671	53,724	$290,759
Work in process	25,348	29,755	190,587
Raw materials	27,130	32,944	203,985
	¥91,149	116,423	$685,331

6. Short-Term and Long-Term Debt

Short-term debt and weighted average interest rates at March 31, 2002 and 2001, are as follows:

	Yen (Millions)		U.S.Dollars (Thousands)	Weighted average interest rate	
	2002	2001	**2002**	**2002**	2001
Short-term bank loans	**¥1,655**	5,120	**$12,444**	**4.35%**	5.54%

At March 31, 2002, unused short-term credit facilities for issuance of commercial paper amounted to ¥39,975 million ($300,564 thousand).

Long-term debt at March 31, 2002 and 2001, is set forth below:

	Yen (Millions)		U.S. Dollars (Thousands)
	2002	2001	**2002**
Loans from banks, unsecured, due fiscal 2003, interest 9.50%–14.28% (weighted average 2002–13.79%; 2001–12.60%)	**¥ 140**	365	**$1,053**
Other	**976**	1,398	**7,338**
	1,116	1,763	**8,391**
Less current installments	**657**	759	**4,940**
	¥ 459	1,004	**$3,451**

The aggregate annual maturities of long-term debt outstanding at March 31, 2002, are as follows:

	Yen (Millions)	U.S. Dollars (Thousands)
Year ending March 31,		
2003	¥ 657	$4,940
2004	447	3,361
2005	10	75
Later years	2	15
	¥1,116	$8,391

As is customary in Japan, short-term and long-term bank loans are made under general agreements that provide that under certain circumstances security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due the bank.

7. Income Taxes

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a statutory rate of approximately 41% in the years ended March 31, 2002, 2001 and 2000.

The effective tax rate of the companies for the years ended March 31, 2002, 2001 and 2000, are reconciled with the Japanese statutory tax rate in the following table:

	2002	2001	2000
Japanese statutory tax rate	(41.0)%	41.0%	41.0%
Expenses not deductible for tax purposes	0.2	0.3	0.3
Amortization of goodwill	–	1.4	0.6
Difference in statutory tax rates of foreign subsidiaries	(3.0)	(14.1)	(8.4)
Change in the valuation allowance at the beginning of the year	4.8	(0.3)	(0.5)
Other	0.1	2.4	(2.7)
Effective tax rate	(38.9)%	30.7%	30.3%

Total income taxes for the years ended March 31, 2002, 2001 and 2000 are allocated as follows:

	Yen (Millions)			U.S. Dollars (Thousands)
	2002	2001	2000	2002
Income (loss) before income taxes	¥(16,994)	19,792	22,245	$(127,774)
Stockholders' equity:				
Foreign currency translation adjustments	642	(1,893)	(1,339)	4,827
Net unrealized gains (losses) on securities	436	(6,404)	2,900	3,278
Minimum pension liability adjustments	(24,901)	9,587	8,487	(187,226)
Total income taxes	¥(40,817)	21,082	32,293	$(306,895)

Income (loss) before income taxes and income taxes for the years ended March 31, 2002, 2001 and 2000, are summarized as follows:

		Income (loss) Before Income Taxes	Income Taxes		
			Current	Deferred	Total
Yen (Millions):	2002				
	Japanese	¥ (20,395)	(660)	(14,483)	(15,143)
	Foreign	(23,302)	(2,537)	686	(1,851)
		¥ (43,697)	(3,197)	(13,797)	(16,994)
	2001				
	Japanese	¥ 64,394	25,832	(10,662)	15,170
	Foreign	122	4,946	(324)	4,622
		¥ 64,516	30,778	(10,986)	19,792
	2000				
	Japanese	¥ 25,810	19,582	(3,231)	16,351
	Foreign	47,604	6,038	(144)	5,894
		¥ 73,414	25,620	(3,375)	22,245
U.S. Dollars (Thousands):	2002				
	Japanese	$(153,346)	(4,962)	(108,895)	(113,857)
	Foreign	(175,203)	(19,075)	5,158	(13,917)
		$(328,549)	(24,037)	(103,737)	(127,774)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001, are as follows:

	Yen (Millions)		U.S. Dollars (Thousands)
	2002	2001	**2002**
Deferred tax assets:			
Trade accounts receivable, principally due to allowance for doubtful debt	**¥ 609**	121	**$ 4,579**
Inventories, principally due to elimination of intercompany profit	**2,426**	4,752	**18,241**
Accrued business tax	**–**	1,530	**–**
Accrued expenses	**3,042**	3,765	**22,872**
Retirement and severance benefits	**5,374**	5,447	**40,406**
Net operating loss carryforwards	**16,494**	2,837	**124,015**
Tax credit carryforwards	**2,294**	2,779	**17,248**
Net unrealized losses on securities	**–**	196	**–**
Minimum pension liability adjustments	**28,615**	3,714	**215,150**
Other	**1,890**	1,635	**14,211**
Total gross deferred tax assets	**60,744**	26,776	**456,722**
Less valuation allowance	**(7,444)**	(5,646)	**(55,970)**
Net deferred tax assets	**¥53,300**	21,130	**$400,752**
Deferred tax liabilities:			
Investments, principally due to undistributed earnings of foreign subsidiaries and differences in valuation	**(6,870)**	(14,141)	**(51,654)**
Property, plant, and equipment, principally due to differences in depreciation	**(1,334)**	(577)	**(10,030)**
Net unrealized gains on securities	**(241)**	–	**(1,812)**
Other	**(1,025)**	(1,486)	**(7,707)**
Total gross deferred tax liabilities	**(9,470)**	(16,204)	**(71,203)**
Net deferred tax assets	**¥43,830**	4,926	**$329,549**

The net changes in the total valuation allowance for the years ended March 31, 2002, 2001 and 2000, are an increase of ¥1,798 million ($13,519 thousand), increase of ¥4,687 million and decrease of ¥1,427 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2002.

At March 31, 2002, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥27,220 million ($204,662 thousand) which are available to offset future taxable income, if any. Approximately ¥220 million ($1,654 thousand) and ¥20,015 million ($150,489 thousand) of the operating loss carryforwards expire in fiscal 2003 and through 2021, while the remainder have an indefinite carryforward period. Certain subsidiaries also have tax credit carryforwards for income tax purposes of ¥2,294 million ($17,248 thousand) which are available to reduce future income taxes, if any. Approximately ¥274 million ($2,060 thousand) and ¥2,020 million ($15,188 thousand) of the tax credit carryforwards expire in fiscal 2005 and through 2020.

Net deferred income tax assets and liabilities at March 31, 2002 and 2001, are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (Millions)		U.S. Dollars (Thousands)
	2002	2001	**2002**
Prepaid expenses and other current assets	**¥ 7,961**	4,266	**$ 59,857**
Deferred income taxes (noncurrent assets)	**37,021**	2,690	**278,353**
Other current liabilities	**(554)**	(1,937)	**(4,165)**
Deferred income taxes (noncurrent liabilities)	**(598)**	(93)	**(4,496)**
	¥43,830	4,926	**$329,549**

Income taxes have not been accrued for undistributed earnings of domestic subsidiaries and affiliates as distributions of such earnings are not taxable under present circumstances.

Japanese income taxes have not been provided for certain earnings of foreign subsidiaries and affiliates because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of March 31, 2002, the undistributed earnings of these subsidiaries and affiliates are approximately ¥148,573 million ($1,117,090 thousand).

8. Retirement and Severance Benefits

The Company and certain subsidiaries have noncontributory retirement and severance plans that provide for pension or lump-sum payment benefits, based on length of service and certain other factors, to employees who retire or terminate their employment for reasons other than dismissal for cause. In addition, the majority of the employees of the Company are covered by a contributory pension plan, whose benefits are based on length of service and certain other factors and include a portion representing the government social security welfare pension. The Company's funding is in accordance with income tax and welfare pension regulations. In addition, in September 2000, the Company contributed equity securities with a fair value of ¥34,573 million and cash of ¥15,315 million to the pension trust. The Company also has an unfunded retirement plan for directors and statutory auditors.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen (Millions)		U.S. Dollars (Thousands)
	2002	2001	**2002**
Change in benefit obligations:			
Benefit obligations at beginning of period	**¥230,733**	218,470	**$1,734,835**
Service cost	**8,924**	10,923	**67,098**
Interest cost	**6,359**	6,390	**47,812**
Plan participants' contributions	**660**	662	**4,962**
Plan amendments	**(16,816)**	–	**(126,436)**
Actuarial loss (gain)	**21,359**	(1,559)	**160,594**
Benefits paid	**(12,752)**	(4,771)	**(95,880)**
Translation adjustment	**371**	618	**2,789**
Benefit obligations at end of period	**238,838**	230,733	**1,795,774**
Change in plan assets:			
Fair value of plan assets at beginning of period	**179,558**	141,755	**1,350,060**
Actual return on plan assets	**(15,584)**	(15,549)	**(117,173)**
Employer contributions	**9,564**	55,845	**71,910**
Plan participants' contributions	**660**	662	**4,962**
Benefits paid	**(8,154)**	(3,599)	**(61,308)**
Translation adjustment	**209**	444	**1,571**
Fair value of plan assets at end of period	**166,253**	179,558	**1,250,022**
Funded status	**(72,585)**	(51,175)	**(545,752)**
Unrecognized net transition obligation being recognized over 18 years	**(7,708)**	(9,039)	**(57,955)**
Unrecognized net actuarial loss	**117,092**	80,084	**880,391**
Unrecognized prior service benefit	**(16,816)**	–	**(126,436)**
Net amount recognized	**¥ 19,983**	19,870	**$ 150,248**
Amounts recognized in consolidated balance sheets consist of:			
Prepaid pension cost	**–**	41,290	**–**
Retirement and severance benefits	**(49,992)**	(31,755)	**(375,880)**
Intangible assets	**134**	1,276	**1,008**
Accumulated other comprehensive income	**69,841**	9,059	**525,120**
Net amount recognized	**¥ 19,983**	19,870	**$ 150,248**
Actuarial present value of accumulated benefit obligations at end of period	**¥215,808**	209,503	**$1,622,617**

Net periodic benefit cost for the years ended March 31, 2002, 2001 and 2000, consisted of the following:

	Yen (Millions)			U.S. Dollars (Thousands)
	2002	2001	2000	**2002**
Components of net periodic benefit cost:				
Service cost	**¥ 8,924**	10,923	9,404	**$ 67,098**
Interest cost	**6,359**	6,390	6,070	**47,812**
Expected return on plan assets	**(4,321)**	(4,417)	(3,566)	**(32,489)**
Amortization of transition assets	**(1,331)**	(1,331)	(1,331)	**(10,008)**
Recognized actuarial loss	**3,461**	2,598	3,963	**26,023**
Net periodic benefit cost	**¥13,092**	14,163	14,540	**$ 98,436**

The weighted-average discount rates used in determining the present value of benefit obligations and expected long-term rate of return on assets were 2.5% and 3.0% for 2002 and 2001, respectively. The rates of increase in future compensation levels were 3.0% for 2002 and 2001.

Plan assets comprise primarily listed stock, bonds and other interest-bearing securities.

9. Legal Reserve and Dividends

The Japanese Commercial Code provided that dividends be paid based on retained earnings determined in conformity with financial accounting standards of Japan, with certain restrictions, and that an amount equal to at least 10% of cash dividends and of certain other items be appropriated as a legal reserve until such reserve equals 25% of common stock. The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of cash dividends and of certain other items be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. The portion of such aggregated amount in excess of 25% of common stock may become available for dividends subsequent to release to retained earnings. Certain foreign subsidiaries are also required to appropriate earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥20 ($0.15) per share aggregating ¥2,657 million ($19,977 thousand) in respect of the year ended March 31, 2002, or for the related appropriation to the legal reserve.

Cash dividends per common share are computed based on dividends paid for the year.

10. Stock Option Plan

The Ordinary General Meeting of Shareholders held on June 28, 2001 approved to implement the Company's stock option plan for Directors and certain employees of the Company, and to purchase the Company's own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 12 Directors on the Board and 184 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2003 to April 30, 2007, at an exercise price of ¥6,114 ($45.97) per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of the Company. To cover these options the Company purchased on the Tokyo Stock Exchange a total of 158,000 common shares with an aggregate purchase price of ¥917 million ($6,895 thousand) from July 2, 2001 through July 23, 2001.

The Ordinary General Meeting of Shareholders held on June 29, 2000 approved to implement the Company's stock option plan for Directors and certain employees of the Company, and to purchase the Company's own shares for transfer to them under the plan, pursuant to Article 210-2 of the Japanese Commercial Code. Stock options (rights to purchase common shares) were provided to the then 13 Directors on the Board and 191 associate directors and officials in amounts ranging from 500 to 10,000 common shares each, exercisable from August 1, 2002 to April 30, 2006, at an exercise price of ¥15,640 per share, which was calculated by a formula approved by shareholders at the said annual shareholders meeting and is subject to an adjustment in certain events, including but not limited to a stock split, stock dividend and issue of new shares at price less than the current market price of the shares of the Company. To cover these options the Company purchased on the Tokyo Stock Exchange a total of 170,400 common shares with an aggregate purchase price of ¥2,665 million from July 3, 2000 through August 2, 2000.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" defines a fair value based method of accounting for a stock option. SFAS 123 gives an entity a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value-based method under Accounting Principles Board Opinion No.25 ("APB 25"), "Accounting for Stock Issued to Employees", the former standard. The Company chose to use the measurement prescribed by APB 25, and no compensation cost for the stock option plan has been incurred in fiscal 2002 and fiscal 2001. Had compensation cost for the Company's stock option plan been determined consistent with SFAS 123, the Company's net loss would have been ¥26,051 million ($195,872 thousand) for the year ended March 31, 2002 and net income would have been ¥43,776 for the year ended March 31,2001. Net loss per share would have been ¥196.02 ($1.47) for the year ended March 31, 2002 and net income per share would have been ¥328.98 for the year ended March 31, 2001.

A summary of the status of the Company's two stock option plans as of March 31, 2002 and 2001, and of the activity during the years ending on those dates is as follows:

	2002		2001		**2002**
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Weighted average exercise price
		Yen		Yen	U.S. Dollars
Outstanding at beginning of year	**170,400**	**15,640**	–	–	**117.59**
Granted	**158,000**	**6,114**	170,400	15,640	**45.97**
Exercised	–	–	–	–	–
Forfeited or Expired	–	–	–	–	–
Outstanding at end of year	**328,400**	**11,057**	170,400	15,640	**83.14**
Exercisable at end of year	–	–	–	–	–

Information about stock options outstanding at March 31, 2002 is as follows:

	Options Outstanding			
Range of exercise prices	Number outstanding at March 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	
Yen			Yen	U.S. Dollars
6,114	**158,000**	5.1	6,114	45.97
15,640	**170,400**	4.1	15,640	117.59
6,114 to 15,640	**328,400**	4.6	11,057	83.14

The fair value of these stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Grant-date fair value	¥1,567 ($11.78)	¥4,127
Expected life	3.9 years	3.9 years
Risk-free interest rate	0.34%	0.89%
Expected volatility	39.86%	37.92%
Expected dividend yield	1.03%	0.40%

11. Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000, are as follows:

	Yen (Millions)			U.S. Dollars (Thousands)
	2002	2001	2000	2002
Foreign currency translation adjustments:				
Balance at beginning of period	¥(23,798)	(50,237)	(27,333)	$(178,932)
Adjustments for period	16,025	26,439	(22,904)	120,489
Balance at end of period	(7,773)	(23,798)	(50,237)	(58,443)
Net unrealized gains (losses) on securities:				
Balance at beginning of period	(329)	6,499	2,267	(2,474)
Adjustments for period	708	(6,828)	4,232	5,323
Balance at end of period	379	(329)	6,499	2,849
Minimum pension liability adjustments:				
Balance at beginning of period	(724)	(14,519)	(26,734)	(5,444)
Adjustments for period	(35,881)	13,795	12,215	(269,782)
Balance at end of period	(36,605)	(724)	(14,519)	(275,226)
Total accumulated other comprehensive income (loss):				
Balance at beginning of period	(24,851)	(58,257)	(51,800)	(186,850)
Adjustments for period	(19,148)	33,406	(6,457)	(143,970)
Balance at end of period	¥(43,999)	(24,851)	(58,257)	$(330,820)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2002, 2001 and 2000, are as follows:

	Yen (Millions)		
	Before tax amount	Tax (expense) or benefit	Net-of-tax amount
2002			
Foreign currency translation adjustments	**¥ 16,667**	**(642)**	**16,025**
Unrealized gains (losses) on securities:			
Unrealized holding gains arising for period	**1,144**	**(436)**	**708**
Minimum pension liability adjustments	**(60,782)**	**24,901**	**(35,881)**
Other comprehensive income (loss)	**¥(42,971)**	**23,823**	**(19,148)**
2001			
Foreign currency translation adjustments	¥ 24,546	1,893	26,439
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising for period	(691)	242	(449)
Reclassification adjustments for (gains) losses realized in net income	(12,541)	6,162	(6,379)
Net unrealized gains (losses)	(13,232)	6,404	(6,828)
Minimum pension liability adjustments	23,382	(9,587)	13,795
Other comprehensive income (loss)	¥ 34,696	(1,290)	33,406
2000			
Foreign currency translation adjustments	¥(24,243)	1,339	(22,904)
Unrealized gains (losses) on securities:			
Unrealized holding gains arising for period	7,153	(2,913)	4,240
Reclassification adjustments for (gains) losses realized in net income	(21)	13	(8)
Net unrealized gains (losses)	7,132	(2,900)	4,232
Minimum pension liability adjustments	20,702	(8,487)	12,215
Other comprehensive income (loss)	¥ 3,591	(10,048)	6,457

	US Dollars (Thousands)		
	Before tax amount	Tax (expense) or benefit	Net-of-tax amount
2002			
Foreign currency translation adjustments	**$ 125,316**	**(4,827)**	**120,489**
Unrealized gains (losses) on securities:			
Unrealized holding gains arising for period	**8,601**	**(3,278)**	**5,323**
Minimum pension liability adjustments	**(457,008)**	**187,226**	**(269,782)**
Other comprehensive income (loss)	**$(323,091)**	**179,121**	**(143,970)**

12. Leases

The companies occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2003 through 2004. Lease deposits made under such agreements, aggregating ¥1,896 million ($14,256 thousand) and ¥1,900 million, at March 31, 2002 and 2001, respectively, are included in investments and advances on the accompanying consolidated balance sheets.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of March 31, 2002:

	Yen (Millions)	U.S. Dollars (Thousands)
Year ending March 31,		
2003	¥ 4,968	$ 37,353
2004	3,725	28,008
2005	2,319	17,436
2006	1,492	11,218
2007	1,244	9,353
Later years	1,210	9,098
	¥14,958	$112,466

13. Commitments and Contingent Liabilities

At March 31, 2002, commitments outstanding for the purchase of property, plant, and equipment approximated ¥2,641 million ($19,857 thousand). Contingent liabilities for guarantees of loans of the Company's employees and affiliates amounted to approximately ¥8,224 million ($61,835 thousand).

Several claims and legal actions against the Company and certain subsidiaries are pending. Provision has been made for the estimated liabilities for certain items. In the opinion of management, based upon discussion with counsel, any additional liability will not materially affect the consolidated financial position and results of operations of the Company.

14. Risk Management Activities and Derivative Financial Instruments

The Company and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates, and therefore utilize derivative financial instruments to reduce these risks. The Company and its subsidiaries do not hold or issue financial instruments for trading purposes. The Company is exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, interest rate swaps, forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts with a positive fair value at the reporting date.

The Company and one of its subsidiaries have currency swaps and interest rate and currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly in loans made by the Company to its subsidiaries in a total amount of ¥13,269 million ($99,767 thousand) and ¥20,323 million at March 31, 2002 and 2001, respectively. These swaps require the Company and the subsidiary to pay principally euros and U.S. dollars and to receive Japanese yen at a specified rate on specific dates. The remaining terms of these swaps range from one month to 3.5 years as of March 31, 2002. In fiscal 2002, gains or losses on currency swaps are included in interest expense, other income or other deductions in the consolidated statements of income. The Swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets. In fiscal 2001, gains or losses on these swaps are included in other income or other deductions in the consolidated statements of income in the period in which the exchange rates change and are included in prepaid expenses and other current assets, other assets, or other current liabilities, as the case may be, in the consolidated balance sheets depending on the remaining term of the swaps.

Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.

At March 31, 2002 and 2001, the Company and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies (principally U.S. dollars, Euro and Malaysian ringgit) for a contract amount of ¥7,577 million ($56,970 thousand) and ¥16,264 million, respectively.

Written foreign currency option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Notional amounts, exercise dates and exercise prices of both written and purchased contracts are the same. Notional amounts of purchased foreign currency option contracts as of March 31, 2001 totaled ¥26,019 million. Notional amounts of written foreign currency option contracts as of March 31, 2001 totaled ¥18,585 million. All foreign currency option contracts and forward exchange contracts are measured at their fair values by recognizing a foreign exchange gain or loss on the consolidated statements of income, and such gains or losses are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheet.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments in cases for which it is practicable:

(a) Cash and cash equivalents, Trade receivables, Short-term debt, Trade payables, Accrued salaries and wages, Other accrued expenses, and Other current liabilities.

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments and advances

The fair values of most of investments and advances are estimated based on quoted market prices for these instruments. For other securities for which there are no quoted market prices, a reasonable estimate of fair values could not be made without incurring excessive costs. Additional information pertinent to the value of unquoted investments is provided below.

(c) Long-term debt

The fair values of each of the Company's long-term debts are estimated based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt of comparable maturity, or based on the quoted market prices for the same or similar issues.

(d) Currency Swaps, Currency and Interest Rate Swaps, Interest Rate Swaps, Forward Foreign Exchange Contracts and Foreign Currency Option Contracts

The fair values of currency swaps, currency and interest rate swaps, interest rate swaps, forward foreign exchange contracts and foreign currency option contracts are estimated by obtaining quotes from financial institutions.

The carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2002 and 2001, are summarized as follows:

	Yen (Millions)				U.S. Dollars (Thousands)	
	2002		2001		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Nonderivatives:						
Assets:						
Investments and advances for which it is:						
Practicable to estimate fair value	¥10,507	10,507	7,638	7,638	$79,000	79,000
Not practicable to estimate fair value	4,864	–	2,319	–	36,571	–
Liability:						
Long-term debt	(140)	(140)	(365)	(365)	(1,053)	(1,053)
Derivatives:						
Currency and interest rate swaps in a:						
Gain position	64	64	26	24	481	481
Loss position	(379)	(379)	(507)	(590)	(2,850)	(2,850)
Forward foreign exchange contracts in a:						
Gain position	1	1	125	1	8	8
Loss position	(60)	(60)	(461)	(405)	(451)	(451)
Currency option contracts - purchased in a:						
Gain position	–	–	136	136	–	–
Loss position	–	–	(158)	(158)	–	–
Currency option contracts - written in a:						
Loss position	–	–	(1,055)	(1,055)	–	–

The carrying amounts of the nonderivative assets and liabilities are included in the consolidated balance sheets under the indicated captions. The carrying amounts of the currency swaps, the currency and interest rate swaps, the interest rate swaps, forward foreign exchange contracts and currency option contracts in a gain position are included in prepaid expenses and other current assets, while those in a loss position are included in other current liabilities.

It is not practicable to estimate the fair value of investments in untraded companies. Management believes that the carrying amounts approximate fair value. Additionally, it is not practicable to estimate the fair value of the loan guarantees disclosed in note 13. However, management believes that such guarantees, and the performance thereunder, will not have a material adverse effect on the Company's consolidated financial statements.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. Restructuring Charges

During the year ended March 31, 2002, the Company recorded a restructuring charge of ¥25,872 million ($194,526 thousand). This restructuring charges consisted of ¥19,884 million ($149,503 thousand) workforce reduction and ¥5,988 million ($45,023 thousand) property, plant and equipment write-downs.

The downturn in the US economy from the fourth quarter ended March 31, 2001 and the recent reduction in IT investment volume on a world-wide basis had an adverse effect on the Company. Under the circumstances, the Company believes offering competitive pricing is essential to maintaining its advantageous position in the market of electronic components. Additionally, many of the Company's customers who manufacture consumer products have transferred their manufacturing facilities to Asian countries, in particular China. As a result, the Company, as a supplier of electronic components to these customers, will be required to transfer certain of its factories to these Asian countries in order to meet the customers' logistical needs. Given the global economic conditions, the Company decided to restructure its organization to improve its competitive and financial position on a world-wide basis.

As a result of the restructuring, a total of 5,066 regular employees were terminated across all business functions, operating units and geographic regions through March 31, 2002. The Company recorded a workforce reduction charge of approximately ¥19,884 million ($149,503 thousand) relating primarily to severance and fringe benefits. In Japan, the Company reduced 853 employees, and domestic subsidiaries reduced 1,709 employees. Oversea subsidiaries reduced 2,504 employees mainly in the U.S. and Asia (excluding Japan).

The Company recorded a restructuring charge of ¥5,988 million ($45,023 thousand) mainly relating to losses on disposal of property, plant and equipment in Japan and the U.S. The Company reorganized several production lines to strengthen competitive power of the existing plant in Asia.

A summary of the restructuring charge is outlined as follows:

	Yen (Millions)		
	Total Charge	Incurred in 2002	Restructuring Liabilities at March 31,2002
Workforce reduction	¥19,884	8,612	11,272
Loss on disposal of property, plant and equipment	5,988	5,988	–
Total	¥25,872	14,600	11,272
	U.S. Dollars (Thousands)		
Workforce reduction	$149,503	64,751	84,752
Loss on disposal of property, plant and equipment	45,023	45,023	–
Total	$194,526	109,774	84,752

Restructuring liabilities are included in other current liabilities in the consolidated balance sheet.

Through March 31,2002, the Company has paid or incurred ¥14,600 million ($109,774 thousand) of the ¥25,872 million ($194,526 thousand) restructuring charges. The Company anticipates that substantially all of the remaining restructuring costs will be paid by the end of first quarter of fiscal 2003.

17. Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No.142 ("SFAS 142"), "Goodwill and Other Intangible Assets", effective April 1, 2001. Under SFAS 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. In addition, the statement requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of SFAS 142, the Company ceased amortization of goodwill as of April 1, 2001. As of March 31, 2002, the Company completed a goodwill impairment test. No impairment was indicated at that time.

The components of acquired intangible assets excluding goodwill at March 31, 2002, and April 1, 2001, are as follows:

	Yen (Millions)				U.S. Dollars (Thousands)	
	As of March 31, 2002		As of April 1, 2001		As of March 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:						
Software	¥ 6,401	2,672	¥5,682	2,210	$48,128	20,090
Other	4,032	1,376	3,769	1,201	30,316	10,346
Total	10,433	4,048	9,451	3,411	78,444	30,436
Unamortized intangible assets	¥ 880		1,802		$ 6,616	

Aggregate amortization expense for the years ended March 31, 2002 and 2001 are ¥1,394 million ($10,481 thousand) and ¥1,027 million, respectively. Estimated amortization expense for the next five years is: ¥1,458 million in 2003, ¥1,266 million in 2004, ¥882 million in 2005, ¥693 million in 2006, and ¥320 million in 2007.

The changes in the carrying amount of goodwill by segment for the year ended March 31, 2002 is as follows:

	Yen (Millions)			U.S. Dollars (Thousands)		
	Electronic materials and components	Recording media and systems	Total	Electronic materials and components	Recording media and systems	Total
Balance as of April 1, 2001	¥11,002	497	11,499	$82,722	3,737	86,459
Goodwill acquired during year	106	–	106	797	–	797
Impairment losses	–	–	–	–	–	–
Goodwill written off related to sale of business unit	–	–	–	–	–	–
Translation adjustment	(105)	–	(105)	(790)	–	(790)
Balance as of March 31, 2002	¥11,003	497	11,500	$82,729	3,737	86,466

Reconciliation of reported net income (loss) and net income (loss) per share to the amounts adjusted for the exclusion of goodwill amortization for the years ended March 31, 2002, 2001 and 2000, are as follows:

	Yen (Millions except per share amounts)			U.S. Dollars (Thousands except per share amounts)
	2002	2001	2000	**2002**
Net income (loss):				
Reported net income (loss)	**¥(25,771)**	43,983	50,730	**$(193,767)**
Goodwill amortization (net of tax)	**–**	2,149	1,206	**–**
Adjusted net income (loss)	**¥(25,771)**	46,132	51,936	**$(193,767)**
Basic and diluted net income (loss) per share:				
Reported net income (loss)	**¥(193.91)**	330.54	380.89	**$ (1.46)**
Goodwill amortization (net of tax)	**–**	16.15	9.05	**–**
Adjusted net income (loss)	**¥(193.91)**	346.69	389.94	**$ (1.46)**

18. Supplementary Information

	Yen (Millions)			U.S. Dollars (Thousands)
	2002	2001	2000	**2002**
(a) Statement of Income				
Research and development	**¥38,630**	36,970	26,948	**$290,451**
Rent	**11,538**	9,616	8,174	**86,752**
Maintenance and repairs	**11,437**	14,649	13,058	**85,992**
Advertising costs	**10,489**	12,398	13,175	**78,865**
(b) Statement of Cash Flows				
Cash paid during year for:				
Interest	**¥ 1,162**	555	553	**$ 8,737**
Income taxes	**¥22,026**	26,163	22,804	**$165,609**

Noncash activities

In 2002 and 2000, there were no material noncash investing and financing activities.

In 2001, the Company contributed equity securities of ¥34,573 million to a pension trust.

The Board of Directors
TDK Corporation:

We have audited the accompanying consolidated balance sheets of TDK Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended March 31, 2002, 2001, and 2000, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of the segment information that results in an incomplete presentation, as discussed in the third paragraph, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of TDK Corporation and subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended March 31, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements as of and for the year ended March 31, 2002, have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 to the consolidated financial statements.

KPMG

Tokyo, Japan
May 24, 2002

INVESTOR INFORMATION

TDK CORPORATION

CORPORATE HEADQUARTERS
1-13-1, Nihonbashi, Chuo-ku,
Tokyo 103-8272, Japan

DATE OF ESTABLISHMENT
December 7, 1935

AUTHORIZED NUMBER OF SHARES
480,000,000 shares

ISSUED NUMBER OF SHARES
133,189,659 shares

SECURITIES TRADED
Common stock: Tokyo, Osaka, Amsterdam, London, Paris, and Swiss Stock Exchanges
ADRs: New York Stock Exchange
DRs: Brussels Stock Exchange
GBCs: Frankfurt Stock Exchange
Euro next (Amsterdam, Brussels, Paris)

NUMBER OF SHAREHOLDERS
32,133

INDEPENDENT AUDITORS
KPMG

TRANSFER AGENT
The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1, Shiba, Minato-ku, Tokyo 105-8574, Japan

(As of March 31, 2002)

QUARTERLY RESULTS AND STOCK PRICE DATA

Yen in millions, except per share amounts and stock price data

Fiscal 2001	I	II	III	IV
Net sales	¥175,322	¥176,704	¥180,174	¥157,711
Net income	12,835	19,770	10,392	986
Net income per share (basic and diluted)	96.37	148.59	78.08	7.50
Stock price (Tokyo Stock Exchange):				
High	17,010	17,200	14,300	11,510
Low	11,530	13,260	10,120	6,600
Fiscal 2002	**I**	**II**	**III**	**IV**
Net sales	¥141,000	¥131,620	¥149,177	¥153,232
Net income (loss)	1,207	625	(9,759)	(17,844)
Net income (loss) per share (basic and diluted)	9.07	4.71	(73.45)	(134.24)
Stock price (Tokyo Stock Exchange):				
High	8,670	6,950	7,000	7,810
Low	5,740	5,000	4,800	5,320

Note: All quarterly data are unaudited and have not been reviewed by the independent auditors.

PUBLICATIONS
The following publications both in English and Japanese are also available on written request:
>> Semi-annual Report
>> Value and Performance Indicators
>> Company Profile

INTERNET ADDRESS
http://www.tdk.co.jp/
Please visit the IR Information section of our website.

E-MAIL
tdkhqir@mb1.tdk.co.jp

FURTHER INFORMATION
For further information and additional copies of this report and other publications, please contact:

MICHINORI KATAYAMA
TDK Corporation
Corporate Communications Dept.
Tel: +81 (3) 5201-7102 Fax: +81 (3) 5201-7114

FRANCIS J. SWEENEY
TDK U.S.A. Corporation
901 Franklin Avenue, Garden City,
N.Y. 11530, U.S.A.
Tel: +1 (516) 535-2600

RON MATIER
TDK UK Limited
TDK House, 5-7 Queensway
Redhill, Surrey RH1 1YB, U.K.
Tel: +44 (1737) 773773

TDK Corporation
1-13-1, Nihonbashi, Chuo-ku, Tokyo, 103-8272, Japan
Phone: +81 (3) 5201-7102 Fax: +81 (3) 5201-7114

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